FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 333-13580

Teléfonos de México, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2006 & 2007

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2006 & 2007

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2006 & 2007

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2006 & 2007

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FI-01 DATA PER SHARE - CONSOLIDATED INFORMATION

FI-02 RATIOS - CONSOLIDATED INFORMATION

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2006 & 2007

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	172,429,125	100	295,548,452	100

s02	CURRENT ASSETS	30,655,804	18	65,792,215	22
s03	CASH AND SHORT-TERM INVESTMENTS	4,697,752	3	10,765,752	4
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	16,125,904	9	17,585,512	6
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	3,168,006	2	3,155,062	1
s06	INVENTORIES	2,191,110	1	1,709,158	1
s07	OTHER CURRENT ASSETS	4,473,032	3	32,576,731	11
s08	LONG - TERM	1,096,486	1	885,701	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	881,862	1	879,973	0
s11	OTHER INVESTMENTS	214,624	0	5,728	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	120,648,559	70	124,612,813	42
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	389,907,800	226	379,550,087	128
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	269,684,433	156	255,503,787	86
s17	CONSTRUCTIONS IN PROGRESS	425,192	0	566,513	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,659,527	2	1,891,872	1
s19	OTHER ASSETS	17,368,749	10	102,365,851	35

s20	TOTAL LIABILITIES	130,270,317	100	174,227,217	100

s21	CURRENT LIABILITIES	32,565,015	25	60,781,656	35
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	1,416,060	1	2,918,981	2
s24	STOCK MARKET LOANS	10,866,200	8	6,121,840	4
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	2,008,785	2	3,594,795	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	18,273,970	14	48,146,040	28
s27	LONG - TERM LIABILITIES	79,179,854	61	81,376,228	47
s28	BANK LOANS	44,964,004	35	44,429,756	26
s29	STOCK MARKET LOANS	34,215,850	26	36,946,472	21
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	18,525,448	14	32,069,333	18

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	42,158,808	100	121,321,235	100

s34	MINORITY INTEREST	39,034	0	3,156,340	3
s35	MAJORITY INTEREST	42,119,774	100	118,164,895	97
s36	CONTRIBUTED CAPITAL	9,402,561	22	48,930,531	40
s79	CAPITAL STOCK (NOMINAL)	9,402,561	22	28,011,334	23
s39	PREMIUM ON SALES OF SHARES	0	0	20,919,197	17
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	32,717,213	78	69,234,364	57
s42	RETAINED EARNINGS AND CAPITAL RESERVE	111,540,064	265	133,960,231	110
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(78,822,851)	(187)	(64,725,867)	(53)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	4,697,752	100	10,765,752	100
s46	CASH	1,072,121	23	1,126,817	10
s47	SHORT-TERM INVESTMENTS	3,625,631	77	9,638,935	90

s07	OTHER CURRENT ASSETS	4,473,032	100	32,576,731	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	916,794	20	0	0
s82	DISCONTINUED OPERATIONS	0	0	27,038,249	83
s83	OTHER	3,556,238	80	5,538,482	17

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,659,527	100	1,891,872	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,323,914	50	485,088	26
s49	GOODWILL	431,652	16	448,168	24
s51	OTHERS	903,961	34	958,616	51

s19	OTHER ASSETS	17,368,749	100	102,365,851	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	15,621,167	90	19,892,861	19
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	80,327,801	78
s87	OTHER	1,747,582	10	2,145,189	2

s21	CURRENT LIABILITIES	32,565,015	100	60,781,656	100
s52	FOREIGN CURRENCY LIABILITIES	12,282,260	38	1,570,102	3
s53	MEXICAN PESOS LIABILITIES	20,282,755	62	59,211,554	97

s26	OTHER CURRENT LIABITIES	18,273,970	100	48,146,040	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	215,876	1	1,265,167	3
s89	INTEREST LIABILITIES	1,142,003	6	1,869,339	4
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	28,139,915	58
s58	OTHER CURRENT LIABILITIES	16,916,091	93	16,871,619	35

s27	LONG-TERM LIABILITIES	79,179,854	100	81,376,228	100
s59	FOREIGN CURRENCY LIABILITIES	61,179,854	77	75,461,909	93
s60	MEXICAN PESOS LIABILITIES	18,000,000	23	5,914,319	7

s31	DEFERRED LIABILITIES	0	0	0	0
s65	GOODWILL	0	0	0	0
s67	OTHERS	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES	18,525,448	100	32,069,333	100
s66	DEFERRED TAXES	18,317,042	99	16,600,323	52
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	208,406	1	240,274	1
s92	DISCONTINUED OPERATIONS	0	0	15,228,736	47
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,402,561	100	28,011,334	100
s37	CAPITAL STOCK (NOMINAL)	83,590	1	252,539	1
s38	RESTATEMENT OF CAPITAL STOCK	9,318,971	99	27,758,795	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	111,540,064	100	133,960,231	100
s93	LEGAL RESERVE	1,880,513	2	16,148,490	12
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	74,174,604	67	88,171,709	66
s45	NET INCOME FOR THE YEAR	35,484,947	32	29,640,032	22

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(78,822,851)	100	(64,725,867)	100
s70	ACCUMULATED MONETARY RESULT	(13,924,729)	18	(15,162,567)	23
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(64,795,262)	82	(68,706,934)	106
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(637,979)	1	19,107,604	(30)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	535,119	(1)	36,030	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	(1,909,211)	5,010,559
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	116	124
s75	EMPLOYEES (*)	10,814	10,953
s76	WORKERS (*)	45,694	46,821
s77	OUTSTANDING SHARES (*)	19,360,397,470	20,203,118,170
s78	REPURCHASE OF OWN SHARER(*)	842,720,700	1,841,964,100
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2006 & 2007 -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	130,767,671	100	129,755,347	100
r02	COST OF SALES AND SERVICES	67,330,956	51	64,108,487	49
r03	GROSS INCOME	63,436,715	49	65,646,860	51
r04	OPERATING EXPENSES	19,552,442	15	19,382,514	15
r05	OPERATING INCOME	43,884,273	34	46,264,346	36
r08	OTHER EXPENSES AND INCOMES (NET)	(44,361)	0	(2,613,495)	-2
r06	COMPREHENSIVE FINANCING COST	-3,349,364	-3	-3,769,998	-3
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	17,245	0	8,723	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	40,507,793	31	39,889,576	31
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	11,618,710	9	12,189,035	9
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	28,889,083	22	27,700,541	21
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	7,166,312	5	2,615,031	2
r18	NET INCOME	36,055,395	28	30,315,572	23
r19	NET INCOME OF MINORITY INTEREST	570,448	0	675,540	1
r20	NET INCOME OF MAYORITY INTEREST	35,484,947	27	29,640,032	23

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	130,767,671	100	129,755,347	100
r21	DOMESTIC	126,643,263	97	125,535,982	97
r22	FOREIGN	4,124,408	3	4,219,365	3
r23	TRANSLATION INTO DOLLARS (***)	379,563	0	387,970	0

r08	OTHER EXPENSES AND INCOMES (NET)	(44,361)	100	(2,613,495)	100
r49	OTHER EXPENSES AND INCOMES (NET)	2,822,658	50	445,949	13
r34	EMPLOYEE PROFIT SHARING	2,867,019	50	3,059,444	87
r35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING COST	(3,349,364)	100	(3,769,998)	100
r24	INTEREST EXPENSE	6,615,400	67	6,951,861	69
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	1,396,088	14	1,495,017	15
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(643,137)	(7)	(1,159,178)	(11)
r28	RESULT FROM MONETARY POSITION	2,513,085	25	2,846,024	28

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	11,618,710	100	12,189,035	100
r32	INCOME TAX	10,411,963	90	12,522,159	103
r33	DEFERRED INCOME TAX	1,206,747	10	(333,124)	(3)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	130,767,671	129,755,347
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	130,767,671	129,755,347
r39	OPERATING INCOME (**)	43,884,273	46,264,346
r40	NET INCOME OF MAJORITY INTEREST (**)	35,484,947	29,640,032
r41	NET INCOME (**)	36,055,395	30,315,572
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	17,434,266	17,621,038

(**) INFORMATION OF THE PAST TWELVE MONTHS

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   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2006 & 2007 -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	31,830,426	100	32,621,629	100
rt02	COST OF SALES AND SERVICES	17,178,559	54	16,747,873	51
rt03	GROSS INCOME	14,651,867	46	15,873,756	49
rt04	OPERATING EXPENSES	5,306,054	17	4,826,597	15
rt05	OPERATING INCOME	9,345,813	29	11,047,159	34
rt08	OTHER EXPENSES AND INCOMES (NET)	(193,595)	(1)	-335,260	(1)
rt06	COMPREHENSIVE FINANCING COST	(145,425)	(0)	-150,836	(0)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(9,368)	0	-89,109	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	8,997,425	28	10,471,954	32
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,330,550	7	2,986,931	9
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	6,666,875	21	7,485,023	23
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	2,255,557	7	-337,737	(1)
rt18	NET INCOME	8,922,432	28	7,147,286	22
rt19	NET INCOME OF MINORITY INTEREST	272,191	1	298,294	1
rt20	NET INCOME OF MAYORITY INTEREST	8,650,241	27	6,848,992	21

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	31,830,426	100	32,621,629	100
rt21	DOMESTIC	30,859,915	97	31,579,869	97
rt22	FOREIGN	970,511	3	1,041,760	3
rt23	TRANSLATION INTO DOLLARS (***)	94,937	0	100,409	0

rt08	OTHER REVENUES AND (EXPENSES), NET	(193,595)	100	(335,260)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	344,570	39	399,745	35
rt34	EMPLOYEE PROFIT SHARING	538,165	61	735,005	65
rt35	DEFERRED EMPLOYEE PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING COST	(145,425)	100	(150,836)	100
rt24	INTEREST EXPENSE	1,475,516	53	2,340,906	52
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	331,801	12	710,509	16
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(101,235)	(4)	204,168	5
rt28	RESULT FROM MONETARY POSITION	1,099,525	39	1,275,393	28

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,330,550	100	2,986,931	100
rt32	INCOME TAX	1,953,696	84	2,684,729	90
rt33	DEFERRED INCOME TAX	376,854	16	302,202	10

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,489,026	3,979,478

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2006 & 2007 -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
C
		Amount	Amount
c01	NET INCOME	36,055,395	30,315,572
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	17,885,417	20,746,410
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	53,940,812	51,061,982
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(2,702,223)	(3,396,402)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	51,238,589	47,665,580
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,045,065	218,143
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(24,602,913)	(33,529,957)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	(23,557,848)	(33,311,814)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(33,748,741)	(23,758,657)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(6,068,000)	(9,404,891)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	10,765,752	20,170,643
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	4,697,752	10,765,752

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	17,885,417	20,746,410
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	18,425,285	18,711,403
c41	+(-) OTHER ITEMS	(539,868)	2,035,007

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	(2,702,223)	(3,396,402)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	1,459,606	1,655,894
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	(2,583,474)	(988,367)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	2,049,007	(5,667,684)
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(3,627,362)	1,603,755

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,045,065	218,143
c23	+ BANK FNANCING	14,930,842	17,182,460
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(10,742,539)	(14,120,769)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	(8,305)	(32,037)
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	(3,134,933)	(2,811,511)

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(24,602,913)	(33,529,957)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(780,210)	(1,717,101)
c31	(-) DIVIDENDS PAID	(8,820,074)	(8,846,171)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(15,002,629)	(22,966,685)
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	(33,748,741)	(23,758,657)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(181,845)	(716,355)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(13,846,483)	(13,368,927)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(19,720,413)	(9,673,375)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

FI-01

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.80		$1.41
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.46		$1.32
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.34		$0.09
d08	CARRYING VALUE PER SHARE	$2.18		$5.85
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.45		$0.43
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	$0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	9.26	times	2.72	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	11.21	times	11.27	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

FI-02

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Judged information

Final printing

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REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME TO OPERATING REVENUES	27.57%		23.36%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	84.25%		25.08%
p03	NET INCOME TO TOTAL ASSETS ( **)	20.91%		10.26%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	29.76%		28.58%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	6.97%		9.39%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.76	times	0.44	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.08	times	1.04	times
p08	INVENTORIES ROTATION (**)	30.73	times	37.51	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	39	days	42	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.23%		7.69%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	75.55%		58.95%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	3.09	times	1.44	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.39%		44.21%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	65.63%		65.30%
p15	OPERATING INCOME TO INTEREST PAID	6.63	times	6.65	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.00	times	0.74	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.94	times	1.08	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.87	times	1.05	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.24	times	0.38	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	14.43%		17.71%
	STATEMENT OF CHANGES IN FINANCIAL POSITION
p21	CASH FLOW FROM NET INCOME TO OPERATING REVENUES	41.25%		39.35%
p22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO OPERATING REVENUES	-2.07%		-2.62%
p23	RESOURCES PROVIDED BY OPERATING ACTIVITIES TO INTEREST PAID	7.75	times	6.86	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	-4.44%		-0.65%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	104.44%		100.65%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	41.03%		56.27%
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Judged information

Consolidated

Final printing

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Highlights

Highlights

4th Quarter 2007

At year-end, the number of TELMEX lines in service was 17 million 800 thousand of which approximately 10.1 million lines are in areas that appeal to competitors and where they have presence. The remaining 7.7 million lines are in areas that hold no interest to competitors. For the twelve months, the lines without competition generated revenues of 23.3 billion pesos and an operating loss of 3.0 billion pesos.

At December 31, 2007 TELMEX had 3.3 million Internet access services, of which 2.9 million are broadband Infinitum. It is estimated that the Internet market in Mexico reached 4.7 million services offered by domestic and foreign competitors. Even though the Internet market has existed for a few years, it surpasses cable TV services that have been offered in the country for over 40 years.

According to the OECD (Communications Outlook 2007) in the Mexican broadband market, where more than 28 foreign and domestic competitors participate, the number of users increased approximately 66% at June 2007, that is significantly above the OECD average of 25%, making Mexico one of the three countries with the highest Internet access growth rates. On the other hand, the lack of computers significantly limits growth of broadband services in Mexico since 4 out of 5 homes do not have a computer. Therefore, TELMEX will continue to finance computers for customers, whether or not they subscribe to Internet service. In this manner, up to 2007 TELMEX has sold close to 1.5 million computers with installments.

At TELMEX, as part of our strategy to increase Internet penetration in Mexican homes, we offer broadband Internet access services starting at 189 pesos per month (approximately US$17.40) (plus 28.4 pesos of value-added tax) and dial-up Internet access starting at 99 pesos per month (approximately US$9.10) (plus 14.8 pesos of value-added tax).

Even though the October 3, 2006 "Acuerdo de Convergencia" established the basis for the convergence of networks 17 months ago, there are still significant delays in the issuance of the corresponding rules. That is postponing the technological development of the country and preventing consumers from enjoying the benefits of convergence and access to a higher offering and to lower prices of telecommunications services.

In the fourth quarter, total revenues were 31.8 billion pesos, 2.4% lower than the same period of the previous year. This result was due to the increases of 16.6% and 7% in corporate networks and Internet access revenues, respectively, as well as decreases of 9% in local revenues and 7.6% in long distance revenues. For the twelve months, revenues reached 130.8 billion pesos, an increase of 0.8% compared with 2006.

EBITDA (1) totaled 14.2 billion pesos, 9.3% lower than the fourth quarter of the previous year. Operating income totaled 9.3 billion pesos, 15.4% lower than last year's fourth quarter. For the full year, EBITDA totaled 62.3 billion pesos, 4.1% lower than the previous year.

Income from continuing operations in the quarter totaled 6.7 billion pesos, 11% lower than the same period of last year. In the fourth quarter, earnings per share were 34 Mexican cents, a decrease of 8.1%, and earnings per ADR (2) were 63 US cents, a decrease of 6%, compared with the fourth quarter of 2006.

For the twelve months, net debt (3) increased the equivalent of 1.115 billion dollars to a total of 7.914 billion dollars.

Capital expenditures (Capex) were equivalent to 1.280 billion dollars for the twelve months. Share repurchases totaled 5.147 billion pesos during the fourth quarter.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Recent Events

Reorganization of TELMEX's Corporate Structure

The proposed escisión (spin-off) is expected to provide the following:

To allow each company to operate more efficiently and at the right scale, in Mexico and abroad in order to allow each of them to operate autonomously for administrative, commercial and financial purposes;

To improve the competitive position of each company; and

To tailor further the operation of TELMEX in the Mexican telecommunications market, distinguishing its operations in the middle-and high- revenue markets, in which there is competition, from the low-revenue and rural markets, in which there is no competition.

As a result of the escisión (spin-off) TELMEX's stockholders' equity was modified and TELMEX will request the Mexican Securities and Exchange Commission to update the registration of its shares in the National Securities Registry.

TELMEX expects that the escisión (spin-of) will become effective and further expects that the shares of TELMEX INTERNACIONAL will be delivered to TELMEX shareholders during 2008.

Operating Results

Lines in service and local traffic

At the end of the fourth quarter, there were 357 thousand fewer lines because the increase in broadband services represent a substitution for traditional lines in some cases and also due to more competition in the most attractive segments of the market, as well as for the evolution of our technological platform that allows us to substitute lines required for the operation and management of services. At year-end, there were 17.8 million lines in service

During the fourth quarter, local traffic decreased 7.6% compared with the same period in 2006, with a total of 5.995 billion local calls. Local traffic volume is still affected by competition from local and mobile telephony and by the migration of switched traffic to corporate networks, a trend that strengthens the data business although it adversely affects local traffic. Also affecting local traffic results is the migration of dial-up Internet services to Infinitum broadband services (ADSL).

Long distance

Domestic long distance (DLD) traffic was at a similar level as the fourth quarter of 2006, totaling 4.574 billion minutes, due to the decrease in termination traffic with long distance operators, partially offset by the increase of packages that include DLD minutes, as well as to the integration of domestic calling party pays service which registered 621 million minutes in the quarter.

In the quarter, outgoing international long distance (ILD) traffic increased 7.6% compared with last year's fourth quarter, totaling 490 million minutes. Incoming international long distance traffic, including international calling party pays traffic, decreased 8.2% compared with the same period of the previous year, totaling 1.738 billion minutes. The incoming-outgoing ratio was 3.5x.

Interconnection

In the fourth quarter, interconnection traffic increased 11% compared with the fourth quarter of the previous year, totaling 11.476 billion minutes. Calling party pays traffic increased 37.3% as a result of incorporating traffic from domestic and international calling party pays. If this effect were eliminated, local calling party pays traffic would have increased 1.5%, reflecting mobile telephony growth.

Internet access and corporate networks

At December 31, 2007 TELMEX had 3.3 million Internet access services, of which 2.9 million are broadband Infinitum. It is estimated that the Internet market in Mexico reached 4.7 million services offered by domestic and foreign competitors. Even though the Internet market has existed for a few years, it surpasses cable TV services that have been offered in the country for over 40 years.

According to the OECD (Communications Outlook 2007) in the Mexican broadband market, where more than 28 foreign and domestic competitors participate, the number of users increased approximately 66% at June 2007, that is significantly above the OECD average of 25%, making Mexico one of the three countries with the highest Internet access growth rates. On the other hand, the lack of computers significantly limits growth of broadband services in the country since 4 out of 5 homes do not have a computer. Therefore, TELMEX will continue to finance computers for customers, whether or not they subscribe to Internet service. In this manner, up to 2007 TELMEX has sold close to 1.5 million computers with financing.

At year-end, multiservice packages that offer access to broadband services along with different voice services at competitive prices increased 57.2% compared with 2006.

In the corporate market, billed line equivalents for data transmission increased 16.5% compared with a year earlier, bringing the total to 2.7 million line equivalents of 64 Kbps.

Financial Results

Revenues: In the fourth quarter, revenues from the operations in Mexico totaled 31.830 billion pesos, a decrease of 2.4% compared with the same period of the previous year. This result was due to the increases of 16.6% and 7% in corporate networks and Internet access services revenues, respectively, as well as to the decrease of 9% in local service revenues and the decrease of 7.6% in long distance revenues.

Local: Local revenues totaled 12.968 billion pesos in the fourth quarter, a decrease of 9% compared with the fourth quarter of 2006, due to the 4.9% reduction in real terms of revenue per local billed call, to the decrease of traffic due to competition from both mobile telephony and other public telephony operators, and to the migration of dial-up Internet access to broadband services.

DLD: DLD revenues totaled 4.154 billion pesos in the fourth quarter, 6.3% lower than the fourth quarter of 2006 since the average revenue per minute was 6.2% lower in real terms.

ILD: In the fourth quarter, ILD revenues totaled 2.248 billion pesos, a decrease of 10% compared with the fourth quarter of 2006. Revenues from outgoing traffic declined 4.2% to 1.448 billion pesos compared with the fourth quarter of 2006 due to the 13% decrease in the average revenue per minute in real terms, partially offset by the 7.6% increase in outgoing ILD traffic. Incoming international long distance revenues totaled 799 million pesos, a decrease of 18.9% compared with the fourth quarter of 2006, reflecting the decrease of 8.2% in incoming traffic.

Interconnection: In the fourth quarter, interconnection revenues increased 10.1% to 5.377 billion pesos compared with the same period of 2006, mainly due to the introduction of domestic and international calling party pays. If this effect were eliminated, interconnection revenues would have decreased 11.9% because of the 10% reduction of the local calling party pays rate.

Corporate networks: In the fourth quarter, revenues from services related to data transmission through private and managed networks totaled 3.011 billion pesos, 16.6% higher than the same period of the previous year. The increase was due to the higher number of services and the sale of value-added services, which offset the reduction in unit prices of these services.

Internet: Revenues from Internet access in the fourth quarter totaled 2.872 billion pesos, 7% higher than last year's fourth quarter due to growth in broadband services but also reflecting the price reduction in broadband Infinitum services (ADSL) that took effect in April 2007.

Costs and expenses: In the fourth quarter, total costs and expenses were 22.484 billion pesos, an increase of 4.2% compared with the fourth quarter of 2006. This increase was mainly due to higher costs of telephone handsets and equipment for customers as well as additions to the reserve for bad debt and the write off of assets, both of which were related to the higher volume of line disconnections in the quarter.

Cost of sales and services: In the fourth quarter, cost of sales and services increased 4.8% compared with the same period of 2006, totaling 8.586 billion pesos, due to higher computer and telecommunications equipment costs related to higher sales and bad-debt charges related to the higher volume of disconnections in the quarter, partially offset by initiatives to optimize resource use.

Commercial, administrative and general: In the quarter, commercial, administrative and general expenses totaled 5.306 billion pesos, 9.9% higher than last year's fourth quarter due to the charges in the reserve for bad debt related to the higher number of disconnections in the quarter.

Transport and interconnection: In the fourth quarter, transport and interconnection costs totaled 3.784 billion pesos, a decrease of 5.5% compared with the same period of 2006 as a result of the 13% decrease in the amount paid to mobile telephony operators for local calling party pays service and higher domestic and international calling party pays service, which generated costs of 1.182 billion pesos in the quarter.

Depreciation and amortization: In the quarter, depreciation and amortization increased 5.7% to 4.808 billion pesos due to the write off of assets related to line disconnections and to higher depreciation charges related to our operations in the United States due to higher investments.

EBITDA (1) and operating income: EBITDA (1) totaled 14.154 billion pesos in the fourth quarter, a decrease 9.3% compared with the same period of last year. The EBITDA margin was 44.5%. Operating income totaled 9.346 billion pesos in the fourth quarter and the operating margin was 29.4%.

Comprehensive financing result: Comprehensive financing cost produced a charge of 146 million pesos in the quarter. This resulted from: i) net interest charge of 1.144 billion pesos, 29.8% lower than the same period of 2006, due to recognition of the market value of interest rate swaps and the increase in the level of indebtedness ii) a net exchange loss of 101 million pesos from the fourth-quarter exchange rate appreciation of 0.0541 pesos per dollar, offset by the 6.580 billion dollars in dollar-peso hedges (weighted average exchange rate: 10.9482 pesos per dollar), and iii) a gain of 1.099 billion pesos in the monetary position.

Income from continuing operations: income from continuing operations in the fourth quarter totaled 6.664 billion pesos, 11% lower than the same period of the previous year. Earnings per share were 34 Mexican cents, a decrease of 8.1% compared with the same period of the previous year, and earnings per ADR were 63 US cents, a decrease of 6% compared with the same period of 2006.

Investments: For the twelve months, capital expenditures (capex) were the equivalent of 1.280 billion dollars, of which 74.4% was used for growth projects in the voice, data and transport infrastructure, 24% for operational support projects and operating needs, and 1.6% for social telephony.

Debt: Gross total debt at December 31 was the equivalent of 8.417 billion dollars, of which 13.4% is short-term and 86.6% is long-term. Additionally, 80.3% is in foreign currency and 45.9% of the total debt has fixed interest rate that converts to 73.1% if 23.752 billion pesos of interest rate swaps at an average interest rate of 8.145% are included. Total net debt (3) increased during 2007 the equivalent of approximately 1.115 billion dollars, totaling 7.914 billion dollars.

Repurchase of shares: For the twelve months, the company used 15.783 billion pesos to repurchase its own shares. Of that total, 5.147 billion pesos were applied during the fourth quarter to repurchase 260 million 980 thousand shares.

Prior to the incorporation of TELMEX Internacional, its operations were conducted through subsidiaries of Telmex. The following financial statements for the years ended December 31, 2007 and 2006, are presented on a combined basis prepared from TELMEX's historical accounting records, and include the historical operations of the entities transferred to TELMEX Internacional by TELMEX in the spin-off ("escisión").

The following financial information is presented in constant pesos as of December 2007, based on an independent operation, according to Mexican Financial reporting Standards.

TELMEX Internacional Results

Revenues: For the twelve months, TELMEX Internacional revenues totaled 68.043 billion pesos, an increase of 3.4% compared with the same period of the previous year. This result was due to the increase of 42.9% in local service revenues, 25.1% in revenues from the Internet access business and 27.5% in other revenues, mainly comprised of Yellow Pages and Cable TV services. On the other hand, domestic and international long distance revenues decreased 7.4% and 9.9%, respectively.

Costs and expenses: For the full year, costs and expenses totaled 57.546 billion pesos, a decrease of 6.9% due to the previous year's recognition of non-recurring charges in Embratel for contingencies related to income tax applied to incoming international long distance for 222 million reais (1.362 billion pesos) and a charge related to agreements with the States of Brazil related to the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços) for 632 million reais (3.877 billion pesos) If the non-recurring charges in 2006 were eliminated, costs and expenses would have increased 1.7%, benefiting from the integration of the cable TV companies in Colombia.

EBITDA (1) and operating income: For the twelve months EBITDA (1) totaled 18.279 billion pesos, an increase of 48.2% compared with the same period of 2006. The EBITDA margin was 26.9%. TELMEX Internacional's operating income totaled 10.497 billion pesos, an increase of 164.7%, producing a margin of 15.4%.

Majority net income: Majority net income for the full year totaled 6.596 billion pesos, 238.1% higher than the previous year. Earnings per share for the twelve months would have been 34 Mexican cents, an increase of 254.9% compared with the same period of 2006, and earnings per ADR would have been 63 US cents, an increase of 255.2% compared with the same period of the previous year.

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of TELMEX Internacional.

Brazil

During 2007, Embratel's strategies were focused on consolidating its evolution from a long distance service provider to an integrated telecommunications company. Accordingly, long distance revenues have decreased from 65% of the total in 2004 to 53% in 2007. In the same period local service revenues increased from 9% to 15%, reflecting the 37% increase in the number of local services during 2007 and the integration of Net Fone (triple play) offered though Net Serviços, which served 561 thousand customers at December 31.

Revenues: In the fourth quarter, revenues totaled 2.2 billion reais, 7.1% higher than the same quarter of the previous year. Higher revenues were mainly due to the 53.7% increase in local service revenues partially offset by the 4.4% decrease in domestic long distance revenues.

Local: In the fourth quarter, local revenues reached 365 million reais, 53.7% higher than the same period of 2006 due to the 37% increase in local service customers.

Domestic long distance: Domestic long distance revenues totaled 1.020 billion reais, 4.4% lower than the fourth quarter of 2006 due to the 7.8% decrease in traffic, partially offset by a 3.6% increase in average revenue per long distance minute.

International long distance: In the quarter, international long distance revenues totaled 123 million reais, 0.7% lower than the same period of 2006, because the average revenue per long distance minute decreased 1%, partially offset by the 0.3% increase in traffic.

Corporate networks and Internet: In the fourth quarter, revenues from data and Internet access services totaled 566 million reais, 0.6% lower than the fourth quarter of 2006, notwithstanding the 31% increase in line equivalents for data transmission and the increase of 24.3% in Internet access services.

Costs and expenses: Costs and expenses were 1.993 billion reais in the quarter, a decrease of 9.8% from the 2006 period, which included a non-recurring charge of 222 million reais related to income tax applied to incoming long distance and to a non-recurring additional charge of 117 million reais related to the ICMS tax (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços). If this effect were eliminated, costs and expenses would have increased 6.5% mainly due to higher personnel expenses and higher costs of telephone handsets related to growth in local services, offset by the rationalization of resource use.

EBITDA (1) and operating income: EBITDA (1) totaled 515 million reais in the fourth quarter, producing a margin of 23.1%. Operating income totaled 233 million reais in the quarter, producing a margin of 10.5%.

Colombia

At year-end, the cable TV companies' combined network passed through more than 4 million households that is 27.3% bi-directional. The cities of Bogota, Medellin and Cali represent more than 39.2% of Colombia's population and 36.7% of our network in those three metropolitan areas is bi-directional, allowing us to expand penetration of triple play, which had 98 thousand customers at the end of the fourth quarter.

Strategies for the voice and data businesses were focused on growing the data business in the corporate and small and medium-sized segments. These strategies were reflected in the 66% increase in line equivalents compared with December 31, 2006.

In the fourth quarter, revenues totaled 170.560 billion Colombian pesos, 213% higher than the same period of 2006. Higher revenues were mainly due to expanded relationships with several corporate customers and the integration of the cable TV companies, which contributed 124.607 billion Colombian pesos to fourth-quarter results.

Total costs and expenses increased 333% compared with last year's fourth quarter, totaling 187.025 billion Colombian pesos, mainly due to the incorporation of the cable companies, which accounted for 138.039 billion Colombian pesos, and to higher personnel expenses to serve the small and medium-sized market. In the quarter there was an operating loss of 16.465 billion Colombian pesos compared with operating income of 11.325 billion Colombian pesos in the year-ago fourth quarter, mainly due to higher depreciation charges related to the update of the cable TV companies network. In the fourth quarter, EBITDA (1) totaled 9.124 billion Colombian pesos with a margin of 5.3%, compared with EBITDA (1) of 20.570 billion Colombian pesos in the same period of the previous year.

Argentina

In the quarter, revenues from the operations in Argentina totaled 139.9 million Argentinean pesos, an increase of 52.7% compared with the same period of the previous year, due to increases in revenues in the corporate and Internet businesses and local services of 45.5% and 32.5%, respectively, and the increase in equipment sales for customers of 22.4 million Argentinean pesos, partially offset by the decrease in interconnection revenues with other operators.

Operating costs and expenses totaled 150.5 million Argentinean pesos in the quarter, an increase of 51% due to higher commissions and network maintenance costs related to growth in local services, as well as higher expenses related to the sale of equipment for customers.

In the quarter, EBITDA (1) totaled 12.7 million Argentinean pesos, an increase of 81.4% compared with the same period of 2006, producing a margin of 9.1%. The operating loss was 10.6 million Argentinean pesos in the quarter compared with a loss of 8.1 million Argentinean pesos in the same period of the previous year.

Chile

In Chile, the deployment of the nationwide wireless network in the 3.5 GHz frequency using the WiMax platform was concluded during 2007. The project was finished within the established time frame and quality standards. This network covers 98% of the Chilean population, which will allow us to introduce multi-service packages that include broadband Internet, access services and different voice services.

Revenues from the operations in Chile reached 21.841 billion Chilean pesos, 22.4% more than the fourth quarter of 2006 due to the incorporation of revenues from satellite TV services, which totaled 2.492 billion Chilean pesos. Revenues from the corporate networks and Internet access businesses rose 16.2%, while local services revenues increased 49.5%. Long distance revenues decreased 21% as this market declined because of migration to mobile services and private networks.

In the fourth quarter, total costs and expenses were 24.123 billion Chilean pesos, an increase of 22.9% compared with the same period of the previous year. Costs of sales and services increased 49.5% mainly due to higher network maintenance costs related to growth in local services. Commercial, administrative and general expenses increased 23.1% due to higher personnel and advertising expenses to drive the sale of multi-service packages over the WiMax platform. In the quarter, there was an operating loss of 2.282 billion Chilean pesos compared with an operating loss of 1.774 billion Chilean pesos in the same period of the previous year. EBITDA (1) totaled 2.009 billion Chilean pesos, producing a margin 9.2%.

Peru

In the fourth quarter, revenues totaled 78.5 million New Soles, 42% higher than the same period of the previous year, due to the incorporation of Cable TV and Yellow Pages revenues. The data business, which represents 33.1% of total revenues, increased 37.6%. In the quarter, voice business revenues decreased 6.9% compared with the same period of 2006 since the 6.6% increase in local revenues was not enough to offset the decrease in interconnection revenues with other operators.

In the fourth quarter, costs and expenses increased 43.2%, reflecting increases of 9.9% in transport and interconnection costs and 148.6% in costs of sales and services, mainly due to the integration of the cable TV businesses. EBITDA (1) totaled 14.1 million New Soles, 8.5% higher than the same period of 2006, producing a margin of 18%.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

Judged information

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES Consolidated Financial Statements Years Ended December 31, 2007 and 2006 with Report of Independent Auditors

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2007 and 2006

Contents

Report of Independent Auditors

Audited Consolidated Financial Statements:

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Stockholders' Equity

Consolidated Statements of Changes in Financial Position

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of

Teléfonos de México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 1 to the accompanying financial statements, at an extraordinary meeting held on December 21, 2007, the stockholders of Teléfonos de México, S.A.B. de C.V. approved the split-up of the assets, liabilities and stockholders' equity of its subsidiaries in Latin America, as well as of its telephone directory business for the incorporation of Telmex Internacional, S.A.B. de C.V. This split-up is shown as discontinued operations in the accompanying consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material aspects, the consolidated financial position of Teléfonos de México, S.A.B. de C.V. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended, in conformity with Mexican Financial Reporting Standards.

Mancera, S.C. A Member Practice of Ernst & Young Global Fernando Espinosa López

Mexico City

March 11, 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	December 31
	2007	2006
Assets
Current assets:
Cash and cash equivalents	Ps. 4,697,752	Ps. 10,765,752
Marketable securities (Note 3)	718,144	2,930,559
Accounts receivable, net (Note 4)	20,210,704	20,740,574
Inventories for sale, net	2,191,110	1,709,158
Prepaid expenses and others	2,838,094	2,607,923
Other current assets from discontinued operations (Note 2)		27,038,249
Total current assets	30,655,804	65,792,215

Plant, property and equipment, net (Note 5)	120,648,559	124,612,813
Inventories, for operation of the telephone plant, net	1,747,582	2,145,189
Licenses, net (Note 6)	903,961	958,616
Equity investments (Note 7)	1,096,486	885,701
Net projected asset (Note 8)	15,621,167	19,892,861
Goodwill (Note 7)	431,652	448,168
Deferred charges, net	1,323,914	485,088
Other non-current assets from discontinued operations (Note 2)		80,327,801

Total assets	Ps. 172,429,125	Ps. 295,548,452

The accompanying notes are an integral part of these financial statements.

	December 31
	2007	2006
Liabilities and stockholders' equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 9)	Ps. 12,282,260	Ps. 9,040,821
Accounts payable and accrued liabilities (Note 11)	16,952,481	18,717,642
Taxes payable	2,008,785	3,594,795
Deferred credits (Note 10)	1,321,489	1,288,483
Current liabilities from discontinued operations (Note 2)		28,139,915
Total current liabilities	32,565,015	60,781,656

Long-term debt (Note 9)	79,179,854	81,376,228
Labor obligations (Note 8)	208,406	240,274
Deferred income tax (Note 16)	18,317,042	16,600,323
Long-term liabilities from discontinued operations (Note 2)		15,228,736
Total liabilities	130,270,317	174,227,217

Stockholders' equity (Note 15):
Capital stock	9,402,561	28,011,334
Premium on sale of shares		20,919,197
Retained earnings:
Prior years	76,055,117	104,320,199
Current year	35,484,947	29,640,032
	111,540,064	133,960,231
Other accumulated comprehensive income items	(78,822,851)	(64,725,867)
Majority stockholders' equity	42,119,774	118,164,895
Minority interest	39,034	3,156,340
Total stockholders' equity	42,158,808	121,321,235
Total liabilities and stockholders' equity	Ps. 172,429,125	Ps. 295,548,452

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	Year ended December 31
	2007	2006
Operating revenues:
Local service	Ps. 54,398,425	Ps. 58,250,991
Long-distance service:
Domestic	17,348,649	18,324,142
International	9,678,537	10,531,469
Interconnection service	22,603,745	18,071,474
Corporate networks	11,339,790	10,877,371
Internet	10,940,226	10,157,799
Other	4,458,299	3,542,101
	130,767,671	129,755,347
Operating costs and expenses:
Cost of sales and services	32,364,110	32,059,170
Commercial, administrative and general expenses	19,552,442	19,382,514
Transport and interconnection	16,541,561	13,337,914
Depreciation and amortization (Notes 5 and 6)	18,425,285	18,711,403
	86,883,398	83,491,001
Operating income	43,884,273	46,264,346

Employee profit sharing	2,867,019	3,059,444
Other income, net	(2,822,658)	(445,949)

Comprehensive financing cost:
Interest income	(1,396,088)	(1,495,017)
Interest paid	6,615,400	6,951,861
Exchange loss, net	643,137	1,159,178
Net monetary position gain	(2,513,085)	(2,846,024)
	3,349,364	3,769,998

Equity interest in net income of affiliates	17,245	8,723

Income before taxes on profits	40,507,793	39,889,576
Provision for income tax (Note 16)	11,618,710	12,189,035

Income from continuing operations	28,889,083	27,700,541
Income from discontinued operations, net of income tax (Note 2)	7,166,312	2,615,031

Net income	Ps. 36,055,395	Ps. 30,315,572
Distribution of net income:
Majority interest	Ps. 35,484,947	Ps. 29,640,032
Minority interest	570,448	675,540
	Ps. 36,055,395	Ps. 30,315,572
Weighted average of shares issued and outstanding
(millions)	19,766	20,948

Majority net income per share from continuing operations	Ps. 1.46	Ps. 1.32
Majority net income per share from discontinued operations	Ps. 0.34	Ps. 0.09
Majority net income per share	Ps. 1.80	Ps. 1.41

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2007 and 2006

(In thousands of Mexican pesos, except for dividends per share, with purchasing power at December 31, 2007)

	Capital stock	Premium on sale of shares	Retained earnings			Other accumulated comprehensive income items	Majority stockholders' equity	Minority interest	Comprehensive income	Total stockholders' equity
			Legal reserve	Unappropriated	Total
Balance at December 31, 2005	Ps. 29,728,438	Ps. 20,919,197	Ps. 16,148,490	Ps. 118,939,278	Ps. 135,087,768	Ps. (61,982,008)	Ps. 123,753,395	Ps. 12,125,447		Ps. 135,878,842
Appropriation of earnings approved at regular stockholders' meeting held in April 2006:
Cash dividends paid at Ps. 0.426 per share (Ps. 0.403 historical)				(8,846,171)	(8,846,171)		(8,846,171)			(8,846,171)
Cash dividends paid to minority stockholders in subsidiaries				(200,830)	(200,830)		(200,830)	(245,503)		(446,333)
Cash purchase of Company's own shares	(1,717,104)			(22,966,682)	(22,966,682)		(24,683,786)			(24,683,786)
Acquisition of minority interest				387,835	387,835		387,835	(10,174,464)		(9,786,629)
Gain on dilution of investment in affiliates				858,279	858,279		858,279	29,647		887,926
Comprehensive income:
Net income for the year				29,640,032	29,640,032		29,640,032	675,540	Ps. 30,315,572	30,315,572
Other comprehensive income items:
Effect of market valuation of swaps, net of deferred taxes						(139,028)	(139,028)		(139,028)	(139,028)
Effect of translation of foreign entities						1,052,378	1,052,378	946,438	1,998,816	1,998,816
Deficit from holding non-monetary assets, net of deferred taxes						(3,657,209)	(3,657,209)	(200,765)	(3,857,974)	(3,857,974)
Comprehensive income									Ps. 28,317,386
Balance at December 31, 2006	28,011,334	20,919,197	16,148,490	117,811,741	133,960,231	(64,725,867)	118,164,895	3,156,340		121,321,235
Appropriation of earnings approved at regular stockholders' meeting held in April 2007:
Cash dividends paid at Ps. 0.448 per share (Ps. 0.440 historical)				(8,820,074)	(8,820,074)		(8,820,074)			(8,820,074)
Cash purchase of Company's own shares	(780,210)			(15,002,629)	(15,002,629)		(15,782,839)			(15,782,839)
Acquisition of minority interest				(164,575)	(164,575)		(164,575)	(450,572)		(615,147)
Gain on dilution of investment in spun-off affiliates				1,123,819	1,123,819		1,123,819			1,123,819
Comprehensive income:
Net income for the year				35,484,947	35,484,947		35,484,947	570,448	Ps. 36,055,395	36,055,395
Other comprehensive income items:
Effect of market valuation of swaps, net of deferred taxes						499,089	499,089		499,089	499,089
Effect of translation of foreign entities						(2,739,571)	(2,739,571)	(369,053)	(3,108,624)	(3,108,624)
Deficit from holding non-monetary assets, net of deferred taxes						(927,126)	(927,126)	(184,575)	(1,111,701)	(1,111,701)
Comprehensive income									Ps. 32,334,159
Reduction due to the split-up of Telmex Internacional	(17,828,563)	(20,919,197)	(14,267,977)	(20,773,678)	(35,041,655)	(10,929,376)	(84,718,791)	(2,683,554)		(87,402,345)
Balance at December 31, 2007 (Note 15)	Ps. 9,402,561	Ps.	Ps. 1,880,513	Ps. 109,659,551	Ps. 111,540,064	Ps. (78,822,851)	Ps. 42,119,774	Ps. 39,034		Ps. 42,158,808

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(In thousands of Mexican pesos with purchasing power at December 31, 2007)

	Year ended
	December 31
	2007	2006
Operating activities
Net income	Ps. 36,055,395	Ps. 30,315,572
Add (deduct) items not requiring the use of resources:
Depreciation	18,290,793	18,603,118
Amortization	134,492	108,285
Deferred charges	949,862	230,960
Deferred income tax	1,206,747	(333,124)
Equity interest in net income of affiliates	(17,245)	(8,723)
Net period cost of labor obligations	4,487,080	4,760,925
Net income from discontinued operations	(7,166,312)	(2,615,031)
	53,940,812	51,061,982
Changes in operating assets and liabilities:
(Increase) decrease in:
Marketable securities	2,212,415	(2,920,435)
Accounts receivable	1,223,280	(221,579)
Inventories for sale	(2,583,474)	(988,367)
Prepaid expenses and others	72,918	(869,776)
(Decrease) increase in:
Labor obligations:
Contributions to trust fund	(64,935)	(100,722)
Payments to employees	(182,321)	(193,849)
Accounts payable and accrued liabilities	(1,765,160)	1,494,075
Taxes payable	(1,647,953)	435,327
Deferred credits	33,007	(31,076)
Resources provided by operating activities	51,238,589	47,665,580

Financing activities
New loans	14,930,842	17,182,460
Payment of loans	(10,750,844)	(14,152,806)
Effect of exchange rate differences and variances in debt expressed in constant pesos	(3,134,933)	(2,811,511)
Decrease in capital stock and retained earnings due to purchase of Company's own shares	(15,782,839)	(24,683,786)
Payment of dividends	(8,820,074)	(8,846,171)
Resources used in financing activities	(23,557,848)	(33,311,814)

	Year ended
	December 31
	2007	2006
Investing activities
Plant, property and equipment	(13,846,483)	(13,368,927)
Inventories for operation of the telephone plant	406,826	(367,982)
Associated company		(696,260)
Other	(239,005)	(33,870)
Resources used in investment activities	(13,678,662)	(14,467,039)

Net changes in operating assets and liabilities from discontinued operations	(20,070,079)	(9,291,618)

Net decrease in cash and cash equivalents	(6,068,000)	(9,404,891)
Cash and cash equivalents at beginning of the year	10,765,752	20,170,643
Cash and cash equivalents at end of year	Ps. 4,697,752	Ps. 10,765,752

The accompanying notes are an integral part of these financial statements.

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Teléfonos de México, S.A. de C.V. and its subsidiaries (collectively "the Company" or "TELMEX") provide telecommunications services, primarily in Mexico, including domestic and international long-distance and local telephone services, data transmission to corporate networks and Internet services, and the interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long-distance carriers', cellular telephone companies' and local service carriers' networks with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. The concession defines, among other things, the quality standards for telephone service and establishes the basis for regulating rates.

Under this concession, the Company's basic telephone service rates are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last seven years, TELMEX management decided not to raise its rates for basic services.

TELMEX has concessions in México to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

Foreign entities have licenses for use of point-to-point and point-to-multipoint links.

At an extraordinary meeting held on December 21, 2007, the stockholders of Teléfonos de México, S.A.B. de C.V. approved the split-up of the Company's Latin American entities, as well as of its yellow pages business. As a result of the split-up, Telmex Internacional, S.A.B. de C.V. (Telmex Internacional) was incorporated and was transferred the assets, liabilities and stockholders' equity of the majority of the foreign subsidiaries and of the yellow pages business. (See Note 2 for additional information). The split-up date for book and tax purposes is December 26, 2007, which was the date Telmex Internacional was legally incorporated and from which time the Company ceased to have control over the subsidiaries mentioned above.

On March 11, 2008, TELMEX' audit committee and management authorized the issuance of the accompanying financial statements and its corresponding notes at December 31, 2007 and 2006, which must be also approved by the Company's Board of Directors and stockholders at their next meetings.

1. Description of the Business and Significant Accounting Policies (continued)

At December 31, 2007 and 2006, TELMEX' equity interest in its principal subsidiaries and affiliated companies is as follows:

		% equity interest at December 31
Company	Country	2007	2006

Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	Mexico	100.0%
Alquiladora de Casas, S.A. de C.V.	Mexico	100.0	100.0%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100.0	100.0
Consorcio Red Uno, S.A. de C.V.	Mexico	100.0	100.0
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100.0	100.0
Uninet, S.A. de C.V.	Mexico	100.0	100.0
Telmex USA, L.L.C.	U.S.A.	100.0	100.0

Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45.0%	45.0%
2Wire, Inc.	U.S.A.	13.0	13.0

II. Significant Accounting Policies

The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements, in conformity with Mexican Financial Reporting Standards, are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises significant control. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

The equity investment in subsidiaries is valued using the equity method, which basically consists of recognizing the Company's proportional share in the net income or loss and the stockholders' equity of the investee (see Note 7).

The results of operations of the subsidiaries and affiliates were included in TELMEX's financial statements as of the month following its acquisition.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Minority interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

1. Description of the Business and Significant Accounting Policies (continued)

ii) Translation of financial statements of foreign subsidiaries

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to Mexican Financial Reporting Standard in force, in the local currency, and later restated to constant pesos based on the inflation rate of the country in which the subsidiary operates.

Once the financial information is restated to constant currency of each country at December 31, all assets and liabilities are translated to Mexican pesos at the prevailing exchange rate at year-end closing. Stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Income statement amounts were translated to Mexican pesos with purchasing power at the prevailing exchange rate at the end of the reporting period.

Exchange differences and the monetary position effect derived from intercompany monetary items are included in the consolidated statements of income.

Translation differences are recorded in stockholders' equity in the caption "Effect of translation of foreign entities" under "Other comprehensive income items".

b) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on its financial information. Consequently, the amounts shown in the accompanying financial statements and its corresponding notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2007. The weighted restatement factor applied to the financial information of continuous operations for the year ended December 31, 2006 was 1.0376, which corresponds to the rate of inflation for the period from January 1 to December 31, 2007, as determined based on the Mexican National Consumer Price Index (NCPI) published by Banco de México. The restatement of the financial information of discontinued operations was done using a weighted restatement factor (1.2596), which was determined based on revenues, as well as on the average weighted inflation rate and changes in the exchange rate for each of the countries in which the Company operates.

Other non-monetary assets were restated using the inflation adjustment factors for each country.

Capital stock, premium on sale of shares and retained earnings were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by Banco de México (Mexico's central bank).

The deficit from restatement of stockholders' equity consists of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was Ps. 13,924,729, and of the result from holding non-monetary assets, which represents the difference between restatement by the specific indexation method and restatement based on the NCPI. This item is included in stockholders' equity under the "Other comprehensive income items" section.

1. Description of the Business and Significant Accounting Policies (continued)

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of income as part of the caption "Comprehensive financing income".

The statement of changes in financial position is prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

c) Recognition of revenues

Revenues are recognized when services are rendered. Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans. Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company's facilities in interconnecting international calls. These agreements specify the rates to be paid by the carriers for the use of the interconnecting facilities.

d) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

e) Cash equivalents, marketable securities and instruments available-for-sale

Cash equivalents are represented basically by time deposits in financial institutions with maturities of less than 90 days.

Marketable securities are represented by equity securities held for trading, which are presented at market value. Changes in the market value of instruments classified as marketable securities are recognized in results of operations.

1. Description of the Business and Significant Accounting Policies (continued)

f) Financial derivative instruments and hedging activities

The Company is exposed to fluctuations in exchange and interest rates. During the recent years, the Company has contracted forwards to mitigate the short-term risk of exchange differences and when the market conditions are appropriate, cross-currency swaps have been used as longer-term hedges. To protect itself against fluctuations in interest rates, the Company invests heavily in interest-rate swaps, through which it pays or receives the net amount resulting from the payment or collection of a fixed rate and from receiving or paying cash flows from a variable rate on notional amounts in Mexican pesos or U.S. dollars. These financial derivative instruments qualify and have been designated as cash flow hedges.

At the inception of the hedge and during the hedging period, each derivative is evaluated to determine whether it is highly effective because it offsets the changes in cash flows of the hedged position. Whenever it is determined that the hedge is not highly effective or that it is no longer highly effective, the hedging accounting treatment given to derivatives is prospectively suspended.

Derivative instruments are recognized in the balance sheet at their fair value. The effective portion of the derivative's gain or loss is reported in "Other accumulated comprehensive income items in stockholders' equity while the ineffective portion of the gain or loss is reported in net income.

g) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company's experience, the age of balances and economic tendencies, as well as on the evaluation of accounts receivable in litigation. The allowance for doubtful accounts covers basically balances of accounts receivable over than 90 days old.

h) Inventories

Inventories for sale are valued at average cost and are restated based on inflation. The stated value of inventories is not in excess of net realizable value.

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

1. Description of the Business and Significant Accounting Policies (continued)

i) Plant, property and equipment

Plant, property and equipment and construction in progress are restated as described below:

Through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission (NBSC).

Effective January 1, 1997, the use of appraisals was disallowed and therefore, as of such date, the Plant, property and equipment caption is restated as follows:

  The December 31, 1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors).

  The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets are restated based on the NCPI.

At December 31, 2007, approximately 59% (58% in 2006) of the value of the plant, property and equipment has been restated using specific indexation factors.

Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 5c).

When there are indications of impairment in the value of long-lived assets, the related loss is determined based on the recovery values of the related assets, which is defined as the difference between the asset's net selling price and its value in use computed based on discounted cash flow. When the net carrying amount of an asset exceeds its recovery value, the difference is recognized as an impairment loss. For the years ended December 31, 2007 and 2006, the Company detected no indications of impairment in the value of its long-lived assets.

j) Leases

When the risks and benefits inherent to the ownership of the leased good remain mostly with the lessor, they are classified as operating leases and accrued rent is charged to operations.

k) Licenses

TELMEX records licenses at acquisition cost and restates them based on the inflation rate of each country. Licenses are amortized in conformity with the terms of each, over periods of 5 to years.

1. Description of the Business and Significant Accounting Policies (continued)

l) Business acquisitions and goodwill

Business and entity acquisitions are recorded using the purchase method. The acquisition of minority interest is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the acquisition cost and the fair value of the net assets acquired at the purchase date. Goodwill is no longer amortized, but rather is subject to annual impairment valuations and adjustments at the end of each year, or during the year if there are indications of impairment, adjusting the impairment that has been determined, if any.

m) Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

If the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the provision is recognized as a financial expense.

The Company recognizes contingent liabilities only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

n) Labor obligations

Pension, seniority premium and termination payments are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 8).

o) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign currency denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

1. Description of the Business and Significant Accounting Policies (continued)

See Note 12 for the Company's foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

p) Comprehensive income

Comprehensive income consists of current year net income, the translation of financial statements of foreign entities, the effects of changes in minority interest, the income from the diluted investment in the associate, the result from holding non-monetary assets and the effect of the swap valuation applied directly to stockholders' equity.

q) Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the time the financial statements are issued, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Deferred employee profit sharing is recognized only on temporary items considered non-recurring with a known turnaround time.

r) Income statement presentation

Costs and expenses in the Company's income statement are presented on a combined basis, since such classification allows entities to accurately evaluate both operating income and gross profit margin.

The caption "Operating income" is shown in the income statement, since this is an important indicator used for evaluating the Company's performance.

As a result of a ruling in favor of the Company related to the deductibility for income tax purposes of employee profit sharing paid in 2004 and 2005, the "Other income" caption for 2007 includes Ps. 1,653,123.

s) Earnings per share

The Company determined earnings per share by dividing majority net income from continuous operations and from discontinued operations and majority net income, by the average weighted number of shares issued and outstanding during the year, with the exception of shares acquired by the Company.

1. Description of the Business and Significant Accounting Policies (continued)

t) Concentration of risk

The Company invests a portion of its excess cash in time deposits in financial institutions with strong credit ratings. TELMEX does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base.

u) Segments

Segment information is prepared based on information used by the Company in its decision-making processes (see Note 17).

v) Reclassifications

Certain captions shown in the 2006 financial statements as originally issued have been reclassified for uniformity of presentation with the 2007 financial statements. The effects of such reclassifications were applied retroactively in the accompanying balance sheet at December 31, 2006, in accordance with Mexican FRS B-1, Accounting Changes and Error Corrections. An analysis is as follows:

	Originally reported 2006	Reclassified issue 2006
Employee profit sharing		Ps. 3,059,444
Income before income tax	Ps. 42,949,020	39,889,576
Net income	30,315,572	30,315,572

w) New accounting pronouncements

The following new pronouncements entered into force on January 1, 2007:

Mexican FRS B-3, Statement of Operations

Mexican FRS B-3 establishes the guidelines for classifying income, costs and expenses as either ordinary or non-ordinary and modifies certain Mexican FRS. The primary sections of the statement of income have been redefined to embody the concepts of "ordinary items" and the classification of income. This Mexican FRS also allows entities to present costs and expenses in the statement of operations, based on their function or nature or a combination of both.

When an entity does decide to include the operating income caption, Mexican FRS B-3 requires the disclosure of the items comprising such caption and a justification for its inclusion in the statement of income.

1. Description of the Business and Significant Accounting Policies (continued)

Mexican FRS B-13, Subsequent Events at the Date of the Financial Statements

Mexican FRS B-13 modifies the former rules relative to subsequent events, by establishing that certain events, such as the restructuring of assets and liabilities and the relinquishing by creditors of their collection rights in the case of debt default, shall be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect such subsequent events, as was permitted under Mexican FRS.

The adoption of Mexican FRS B-13 had no effect on the Company's financial position.

Mexican FRS C-13, Related Parties

This Mexican FRS broadens the definition of related parties to include joint business involving the reporting entity and immediate family members of key management personnel or directors and funds derived from labor obligation plans, as well. Mexican FRS C-13 also requires the following disclosures: i) the relationship between the controlling company and its subsidiaries, irrespective of whether transactions were carried out between them in the period; ii) the name of the direct controlling company and, when different from such, the name of the principal controlling company of the economic entity to which the entity belongs; and iii) compensations granted to the entity's key management personnel or directors (if it refers to a public company). This standard also allows entities to disclose that the considerations for transactions carried out with its related parties are similar to prices that would be established for similar transactions between third parties, provided that such parity may be demonstrated.

The adoption of the requirements of Mexican FRS C-13 had no effect on the Company's financial position or on its results of operations.

Mexican FRS D-6, Capitalization of the Comprehensive Cost of Financing

Mexican FRS D-6 establishes that entities must capitalize comprehensive financing cost (CFC), which had been optional under the previous Mexican accounting Bulletin C-6, Property, Plant and Equipment.

Capitalizable CFC is defined as the amount attributable to qualifying assets that could have been avoided if such acquisition had not taken place. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged acquisition period in order to use, sell or lease them. Mexican FRS D-6 establishes the conditions necessary for the capitalization of CFC and the method under which the capitalizable amount must be determined, and also provides guidelines for determining when such capitalization must be suspended.

The adoption of this Mexican FRS had no effects on the Company's financial information, since the Company has no significant qualifying assets with prolonged acquisition periods.

1. Description of the Business and Significant Accounting Policies (continued)

Interpretation to Mexican FRS 4, Presentation of Employee Profit Sharing in the Statement of Operations

The Interpretation to Mexican FRS 4 establishes that employee profit sharing must be presented in the statements of income as an ordinary expense.

Interpretation to Mexican FRS 8, Effects of the Flat Rate Business Tax

In December 2007, the CINIF issued the Interpretation to Mexican FRS 8, which is effective for years beginning on or after October 1, 2007. Such standard was created as a result of the need to clarify whether the new flat rate business tax (FRBT) should be treated as a tax on profits and to establish the guidelines for its accounting treatment.

The Interpretation to Mexican FRS 8 establishes that the FRBT is a tax on profit and that for the year ended December 31, 2007, its effects should be recognized in conformity with the provisions of Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing, and as of January 1, 2008, in conformity with Mexican FRS D-4, Taxes on Profits. Based on the conclusions of this Interpretation, an entity must first determine whether its tax base generates FRBT payable or income tax payable. To do so, taxpayers should carry out financial projections to determine if their tax on profits base will be for income tax or FRBT. Based on the results of these projections, taxpayers will be able to plan in advance for either FRBT or income tax as it arises each year.

The effect from applying this interpretation had no effects on the Company's figures, since management estimates that it will have no FRBT payable in the following years.

  The following new pronouncements entered into force on January 1, 2008:

Mexican FRS B-2, Statement of Cash Flows

Mexican FRS B-2 was issued by the CINIF to replace Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. This standard establishes that the statement of changes in financial position will be substituted by a statement of cash flows as part of the basic financial statements. The main differences between both statements lie in the fact that the statement of cash flows will show the entity's cash receipts and disbursements for the period, while the statement of changes in financial position showed the changes in the entity's financial structure rather than its cash flows. In an inflationary environment, the amounts of both financial statements are expressed in constant Mexican pesos. However, in preparing the statement of cash flows, the entity must first eliminate the effects of inflation for the period and, accordingly, determine cash flows at constant Mexican pesos, while in the statement of changes in financial position, the effects of inflation for the period are not eliminated.

Under this new standard, the statement of cash flows may be prepared by applying the direct or indirect method. The transitory rules of Mexican FRS B-2 establish that the application of this standard is prospective. Therefore, the financial statements for years ended prior to 2008 presented for comparative purposes, should include a statement of changes in financial position, as established by Mexican accounting Bulletin B-12.

1. Description of the Business and Significant Accounting Policies (continued)

The Company is analyzing the method to be applied as of January 1, 2008. Mexican FRS B-2 establishes that in the statement of cash flows, the entity must first present cash flows derived from operating activities, then from investing activities, the sum of these activities and finally cash flows derived from financing activities.

Mexican FRS B-10, Effects of Inflation

Mexican FRS B-10, Effects of Inflation, replaces Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information. Mexican FRS B-10 defines the rules of the recognition and presentation of the effects of inflation on financial information. The standard defines the two economic environments in Mexico that will determine whether or not entities must recognize the effects of inflation on financial information: i) inflationary, when inflation is equal to or higher than 26% accumulated in the preceding three fiscal years (an 8% annual average); and ii) non-inflationary.

Mexican FRS B-10 also establishes the accounting rules applicable whenever the economy changes from any type of environment to the other. When the economy changes from an inflationary environment to a non-inflationary one, the entity must maintain in its financial statements the effects of inflation recognized through the immediate prior year, since the amounts of prior periods are taken as the base amounts of the financial statements for the period of change and subsequent periods. Whenever the economy changes from a non-inflationary environment to an inflationary one, the effects of inflation on the financial information must be recognized retrospectively, meaning that all information for prior periods must be adjusted to recognize the accumulated effects of inflation of the periods in which the economic environment was considered non-inflationary.

This standard also abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of inventories, thus eliminating the result from holding non-monetary assets. Therefore, at the date this Mexican FRS comes into force, entities which have recognized any accumulated result from holding non-monetary assets in their stockholders' equity under retained earnings, must identify the realized and unrealized portions of such result.

The realized result from holding non-monetary assets must be reclassified to retained earnings, while the unrealized portion must be maintained as such within stockholders' equity, and reclassified to results of operations when the asset giving rise to it is realized. Whenever it is deemed impractical separate the realized from the unrealized result from holding non-monetary assets, the full amount of this item may be reclassified to the "Retained" earnings caption.

The effect of the adoption of this standard on the Company's 2008 financial statements is expected to result in the Company ceasing to recognize the effects of inflation on its financial information and reclassifying the total amount of the result from holding non-monetary assets, net of deferred taxes and the accumulated monetary position loss, to retained earnings.

1. Description of the Business and Significant Accounting Policies (continued)

Mexican FRS D-3, Employees Benefits

As of January 1, 2008, Mexican FRS D-3 replaces Mexican accounting Bulletin D-3, Labor Obligations. The most significant changes contained in Mexican FRS D-3 are as follows: i) shorter periods for the amortization of unamortized items, with the option to credit or charge actuarial gains or losses directly to results of operations, as they accrue; ii) elimination of the recognition of an additional liability and resulting recognition of an intangible asset and comprehensive income item; iii) accounting treatment of current-year and deferred employee profit sharing, requiring that deferred employee profit sharing be recognized using the asset and liability method established under Mexican FRS D-4; and iv) current-year and deferred employee profit sharing expense is to be presented as an ordinary expense in the income statement rather than as part of taxes on profits.

The adoption of this standard in 2008 will require that both the additional liability and the related intangible asset and comprehensive income item be eliminated and that the unamortized items have an effect on results of operations in a period not exceeding five years. The initial effect of the recognition of deferred employee profit sharing, net of income tax, must be charged or credited to retained earnings with no effect on results of operations for the year ending December 31, 2008.

At the date of the audit report on these financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company's results of operations and financial position. Such effects are expected to be material.

Mexican FRS D-4, Taxes on Profits

Mexican FRS D-4, Taxes on Profits, replaces Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing. The most significant changes included in this standard with respect to Mexican accounting Bulletin D-4 are as follows: i) the concept of permanent differences is eliminated, since the asset and liability method requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary; ii) since current-year and deferred employee profit sharing is considered as an ordinary expense, it is excluded from this standard and is now addressed under Mexican FRS ; iii) asset tax is required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its future realization; and iv) the cumulative effect of adopting Mexican accounting Bulletin D-4 is to be reclassified to retained earnings, unless it is identified with comprehensive items in stockholders' equity not yet taken to income.

The Company has presented the accumulated effect of the adoption of Bulletin D-4 in retained earnings since the time of its original adoption.

1. Description of the Business and Significant Accounting Policies (continued)

Interpretation to Mexican FRS 5, Accounting Recognition of the Additional Consideration Agreed at the Inception of a Derivative to Adjust the Instrument to its Fair Value

This Interpretation clarifies that the additional consideration is part of the fair value of the derivative and, accordingly, it must be included in the value in which the derivative is initially recorded, which will be adjusted to fair value in subsequent periods. Therefore, the additional consideration should not be amortized.

Interpretation to Mexican FRS 6, Formally Designating a Hedge

The Interpretation to Mexican FRS 6 establishes that a derivative may be designated as a hedge at its inception date or contract date or at a subsequent date (which implies effects recognized prospectively), provided that it meets the conditions established in Mexican accounting Bulletin C-10, Accounting for Derivative Financial Instruments and Hedging Activities for such designation.

Interpretation to Mexican FRS 7, Application of Comprehensive Income Item Generated by a Cash Flow Hedge on a Forecasted Purchase of a Non-financial Asset

This interpretation clarifies that if a derivative is designated as a cash flow hedge on a forecasted transaction, to set the price of the non-financial asset in its functional currency, the effect recognized in other comprehensive income items is considered a complement to the cost of the hedged asset and therefore, must be included in such cost.

The application of interpretations 5, 6 and 7 will have no effect on the Company's financial position or results of operations

2. Discontinued Operations

On December 21, 2007, the stockholders of TELMEX approved the split-up of the Company's Latin American subsidiaries, as well as of its yellow pages business. As a result of the split-up, Telmex Internacional, S.A.B. de C.V. was incorporated on December 26, 2007 and was transferred the assets, liabilities and stockholders' equity of the majority of the foreign subsidiaries and of the yellow pages business. The split-up date for legal, book and tax purposes is December 26, 2007, on which date Telmex Internacional was legally incorporated as a separate Mexican company and from which time, the Company ceased to have control over the subsidiaries mentioned above.

2. Discontinued Operations (continued)

The terms of the split-up establish that neither TELMEX nor Telmex Internacional are to hold shares of the other. At the time of the split-up, all TELMEX stockholders became Telmex Internacional stockholders and consequently, both companies are currently controlled by the same group of stockholders. The relationship between TELMEX and Telmex Internacional will be limited to: i) ordinary commercial relationships, such as those related to international traffic termination services and the preparation and distribution of telephone directories; ii) agreements relating to the implementation of the split-up; and iii) certain temporary agreements that will remain in force until Telmex International has its own administrative capabilities.

In the accompanying balance sheets, assets and liabilities of the split-up entity have been included in the current and non-current long-term assets and liabilities of discontinued operations captions. All income and expenses of the new entity are presented in the statements of income under the caption "Income from discontinued operations, net of income tax". The figures of the 2006 and 2007 financial statements corresponding to periods prior to the split-up, and their corresponding notes were restructured to present only the assets and liabilities and revenues, costs and expenses of continued operations, without including discontinued operations.

The assets and liabilities of the split-up operations were transferred to Telmex Internacional at book value. The amount of stockholders' equity transferred to Telmex Internacional in the split-up represents the difference between the assets and liabilities that were transferred. Such amount was recognized as a reduction to stockholders' equity at the time of the split-up.

A summary of the balance sheet at December 31, 2006 and the statements of income for the twelve-month periods ended December 31, 2007 and 2006 of the split-up operations, are as follows:

2. Discontinued Operations (continued)

Balance Sheet at December 31, 2006
Assets
Current assets:
Cash and cash equivalents	Ps. 6,905,498
Accounts receivable, net	19,129,133
Prepaid expenses	885,979
Other current assets	117,639
Total current assets	27,038,249

Other long-term accounts receivable	3,953,233
Plant, property and equipment, net	47,270,851
Inventories for operation of the telephone plant	939,545
Licenses and trademarks	5,748,356
Equity investments	2,799,888
Goodwill, net	11,083,769
Deferred taxes	8,532,159
Total non-current assets	80,327,801
Total assets	Ps. 107,366,050

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt	Ps. 4,931,916
Accounts payable and accrued liabilities	20,831,502
Taxes payable	1,247,322
Deferred credits	1,129,175
Total current liabilities	28,139,915

Long-term debt	12,558,450
Labor obligations	2,670,286
Total long-term liabilities	15,228,736
Total liabilities	43,368,651
Split-up stockholders' equity	63,997,399
Total liabilities and net investment in split-up assets	Ps. 107,366,050

2. Discontinued Operations (continued)

Statements of Income
	Year ended
	December 31
	2007	2006
Operating revenues	Ps. 68,042,515	Ps. 65,799,021
Operating costs and expenses	57,545,898	61,834,214
Operating income	10,496,617	3,964,807

Employee profit sharing	62,279	55,350
Other expenses (income), net	180,413	(1,583,765)

Comprehensive financing cost, net	297,876	2,008,699
Equity interest in net income of associated companies	689,075	577,567
Income before taxes on profits	10,645,124	4,062,090
Provision for:
Income tax	3,478,812	1,447,059
Net income	Ps. 7,166,312	Ps. 2,615,031

Distribution of net income:
Majority interest	Ps. 6,595,675	Ps. 1,951,101
Minority interest	570,637	663,930
	Ps. 7,166,312	Ps. 2,615,031

Majority net income per share	Ps. 0.34	Ps. 0.09

3. Marketable Securities

An analysis of the Company's investments in financial instruments at December 31, 2007 and 2006 is as follows:

	December 31, 2007		December 31, 2006
	Cost	Market value	Cost	Market value
Marketable securities
Shares	Ps. 621,253	Ps. 709,346	Ps. 2,854,949	Ps. 2,920,986
Corporate bonds	11,050	8,798	11,050	9,573
Total	Ps. 632,303	Ps. 718,144	Ps. 2,865,999	Ps. 2,930,559

At December 31, 2007, the net unrealized gain on marketable securities was Ps. 85,841 (Ps. 64,560 in 2006).

The realized profit on the sale of shares in 2007 was Ps. 192,643 (loss of Ps. 444 in 2006), which corresponds to the difference between the original cost of the shares and their market value at the time of the sale.

3. Marketable Securities (continued)

In 2006, the Company acquired 20.7 million common shares in Portugal Telecom for
Ps. 2,956,819 (US$ 252.3 million). During 2007 and 2006, the Company sold 15.0 million shares for Ps. 2,236,333 (US$ 204.8 million) and 0.7 million shares for Ps. 99,684 (US$ 8.7 million), respectively. Portugal Telecom provides telecommunication services in Portugal and Brazil.

Subsequent event

In January 2008, the Company sold 5.0 million shares it had in Portugal Telecom for
Ps. 750,921 (US$ 68.7 million), on which it realized a gain of Ps. 129,668.

4. Accounts Receivable

An analysis of accounts receivable at December 31 is as follows:

	2007	2006
Trade receivables	Ps. 17,851,875	Ps. 19,394,285
Link-up services	406,297	485,597
Related parties	750,908	572,828
Other	2,927,593	2,096,637
	21,936,673	22,549,347
Less:
Allowance for doubtful accounts	1,725,969	1,808,773
Total	Ps. 20,210,704	Ps. 20,740,574

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Beginning balance at January 1	Ps. 1,808,773	Ps. 2,283,798
Increase through charge to expenses	1,349,248	920,316
Charges to allowance	(1,373,875)	(1,265,836)
Monetary position	(58,177)	(129,505)
Ending balance at December 31	Ps. 1,725,969	Ps. 1,808,773

5. Plant, Property and Equipment

  An analysis of plant, property and equipment at December 31 is as follows:
	2007	2006
Telephone plant and equipment	Ps. 310,040,259	Ps. 301,991,906
Land and buildings	36,845,783	36,260,705
Computer equipment and other assets	43,021,758	41,297,476
	389,907,800	379,550,087
Less:
Accumulated depreciation	269,684,433	255,503,787
Net	120,223,367	124,046,300
Construction in progress and advances to equipment suppliers	425,192	566,513
Total	Ps. 120,648,559	Ps. 124,612,813

b) Depreciation of the telephone plant has been calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company's assets are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to operating costs and expenses was Ps. 18,290,793 in 2007 and Ps. 18,603,118 in 2006.

6. Licenses

An analysis of licenses cost and their amortization at December 31, 2007 and 2006 is as follows:

	2007	2006
Investment	Ps. 1,457,841	Ps. 1,431,535
Accumulated amortization	553,880	472,919
Net	Ps. 903,961	Ps. 958,616

An analysis of the changes in 2007 and 2006 is as follows:

	Balance at January 1, 2007	Investment and amortization of the year	Effect of translation	Balance at December 31, 2007
Investment	Ps. 1,431,535	Ps. 26,221	Ps. 85	Ps. 1,457,841
Accumulated amortization	472,919	80,847	114	553,880
Net	Ps. 958,616	Ps. (54,626)	Ps. (29)	Ps. 903,961

	Balance at January 1, 2006	Investment and amortization of the year	Effect of translation	Balance at December 31, 2006
Investment	Ps. 1,424,527	Ps. 6,796	Ps. 212	Ps. 1,431,535
Accumulated amortization	393,377	79,078	464	472,919
Net	Ps. 1,031,150	Ps. (72,282)	Ps. (252)	Ps. 958,616

Other deferred charges were amortized in the amount of Ps. 53,645 and Ps. 29,207 in 2007 and 2006, respectively.

7. Equity Investments

Investments in affiliates and others

An analysis of the equity investments in affiliated companies at December 31, 2007 and 2006, and a brief description of each, is as follows:

	2007	2006
Equity investments in:
Grupo Telvista, S.A. de C.V.	Ps. 502,419	Ps. 448,459
2Wire, Inc.	110,916	172,875
Other	483,151	264,367
	Ps. 1,096,486	Ps. 885,701

Grupo Telvista

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V. which, through its subsidiaries, provides telemarketing services in Mexico and the U.S.A.

2Wire

In December 2005, through an agreement with Alcatel USA (Alcatel) and AT&T, the Company invested in 2Wire, Inc. (2Wire), a broadband platform service provider for homes and small offices, located in the U.S.A. On January 27, 2006, TELMEX acquired an 18.5% equity interest in 2Wire for which it paid Ps. 979,330 (US$ 87.8 million), and AT&T paid TELMEX Ps. 290,564 (US$ 26.05 million) to acquire, through the prepayment of an option and at the same price paid by TELMEX, an additional 5.5% equity interest in 2Wire. This transaction took place on December 1, 2006. Consequently, at December 31, 2007 and 2006, TELMEX holds a 13% equity interest in 2Wire. Goodwill generated was Ps. 448,168.

For the years ended December 31, 2007 and 2006, the equity interest in associated companies represented credits to results of operations of Ps. 17,245 and Ps. 8,723, respectively, and credits (charges) to stockholders' equity of Ps. 1,703 and Ps. (3,652), respectively.

An analysis of changes in goodwill during 2007 and 2006 is as follows:

	2007	2006
Initial balance	Ps. 448,168
Goodwill generated		Ps. 448,168
Adjustments to the purchase balance of 2Wire	(16,516)
Ending balance	Ps. 431,652	Ps. 448,168

8. Labor Obligations

Pensions and seniority premiums

Substantially all of the Company's employees are covered under defined benefit retirement and seniority premium plans. Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund to finance its plans and has adopted the policy of making annual contributions to such fund, which are deductible for Mexican corporate income tax purposes. The transition liability, past services and variances in assumptions are being amortized over a period of 12 years, which is the estimated average remaining working lifetime of Company employees. The most relevant information related to labor obligations is as follows:

Net period cost
	2007	2006
Labor cost	Ps. 3,672,437	Ps. 3,327,889
Financing cost on projected benefit obligation	9,013,577	8,019,378
Projected return on plan assets	(9,585,397)	(8,320,936)
Amortization of past services	1,339,448	1,339,448
Amortization of variances in assumptions	55,701	284,042
Net period cost	Ps. 4,495,766	Ps. 4,649,821

Projected benefit obligation
	2007	2006
Present value of labor obligations:
Vested benefit obligation	Ps. 75,647,910	Ps. 66,818,703
Non-vested benefit obligation	79,840,160	64,462,873
Current benefit obligations	155,488,070	131,281,576
Effect of salary projection	3,995,971	4,093,089
Projected benefit obligation	Ps. 159,484,041	Ps. 135,374,665

Changes in the projected benefit obligation
	2007	2006
Projected benefit obligation at beginning of year	Ps. 135,374,665	Ps. 114,428,410
Labor cost	3,672,437	3,327,889
Financing cost on projected benefit obligation	9,013,577	8,019,378
Actuarial loss	18,706,480	15,973,948
Benefits paid to employees	(159,139)	(174,111)
Payments from trust fund	(7,123,979)	(6,200,849)
Projected benefit obligation at end of year	Ps. 159,484,041	Ps. 135,374,665

8. Labor Obligations (continued)

Changes in plan assets
	2007	2006
Established fund at beginning of year	Ps. 143,585,989	Ps. 123,519,970
Projected return on plan assets	9,585,397	8,320,936
Actuarial gain	10,866,755	17,845,210
Contributions to trust fund	64,935	100,722
Payments from trust fund	(7,123,979)	(6,200,849)
Established fund at end of year	Ps. 156,979,097	Ps. 143,585,989

Net projected asset
	2007	2006
Plan assets (short of) in excess of projected benefit obligation	Ps. (2,504,943)	Ps. 8,211,325
Unamortized actuarial loss	16,459,210	8,675,188
Transition liability	1,466,562	2,771,232
Past services and changes in the plan	200,338	235,116
Net projected asset	Ps. 15,621,167	Ps. 19,892,861

At December 31, 2007 and 2006, the market value of the trust fund for pensions and seniority premiums exceeded the current benefit obligation by Ps. 1,491,027 and
Ps. 12,304,413, respectively. The balance sheets show a net projected asset of Ps. 15,621,167 and Ps. 19,892,861 in 2007 and 2006, respectively.

In 2007, the net actuarial loss of Ps. 7,839,725, was derived from the net effect of a favorable actuarial difference of Ps. 10,866,755, due to the behavior of the plan assets invested in shares of companies listed on the Mexican Stock Exchange, and an actuarial loss of Ps. 18,706,480, mostly attributable to changes made to the discount rates of the obligations that were determined by referencing long-term and low-risk financial instruments. The above-mentioned actuarial loss is also derived from changes in the experience with retired personnel and differences between the inflation rate and the increase in estimated salaries.

In 2006, the net actuarial gain of Ps. 1,871,262 was derived from the net effect of a favorable actuarial difference of Ps. 17,845,210, due to the behavior of the plan assets invested in shares of companies listed on the Mexican Stock Exchange and an increase in the rates of the Company's fixed-yield investments, and an actuarial loss of Ps. 15,973,948, mostly attributable to the revision made in July 2006 of the demographical actuarial hypotheses used in the computation of pensions. These latter changes applied were based on the Company's and general trends in Mexico during the last few years, as well as on future expectations. The above-mentioned actuarial loss is also due in part to the change in the estimated retirement age and the Company's experience with retired personnel.

8. Labor Obligations (continued)

The rates used in the actuarial studies at December 31, 2007 and 2006 are as follows:

	2007	2006
	%	%
Discount of labor obligations:
Long-term average	5.51	5.72
Increase in salaries:
Long-term average	0.97	0.94
Annual return on fund	6.28	6.82

At December 31, 2007, 53.8% (43.7% in 2006) of plan assets were invested in fixed-income securities and the remaining 46.2% (56.3% in 2006) in variable-yield securities.

Dismissals

The most important information related to labor obligations for dismissals is as follows:

Net period cost
	2007	2006
Labor cost	Ps. 13,371	Ps. 24,536
Financing cost on projected benefit obligation	9,623	18,218
Amortization of past services	(31,680)	68,350
Net period (gain) cost	Ps. (8,686)	Ps. 111,104

Projected benefit obligation
	2007	2006
Present value of labor obligations:
Current benefit obligation	Ps. 164,797	Ps. 147,873
Effect of salary projection	7,403	6,902
Projected benefit obligation	Ps. 172,200	Ps. 154,775

Labor obligations for dismissals
	2007	2006
Projected benefit obligation	Ps. 172,200	Ps. 154,775
Unamortized actuarial loss	36,206	85,499
Net projected liability	Ps. 208,406	Ps. 240,274

8. Labor Obligations (continued)

A reconciliation of the book reserve for termination pay is as follows:

	2007	2006
Balance at beginning of year	Ps. 240,274	Ps. 148,908
Net period (gain) cost	(8,686)	111,104
Payments	(23,182)	(19,738)
	Ps. 208,406	Ps. 240,274

9. Long-term Debt

Long-term debt consists of the following:

	Average weighted interest rate at December 31		Maturities from	Balance at December 31
	2007	2006	2008 to	2007	2006
Debt denominated in U.S. dollars:
Bonds	4.9%	4.9%	2015	Ps. 29,882,050	Ps. 31,032,152
Banks	5.0%	5.7%	2016	43,331,074	45,744,867
Suppliers' credits	2.0%	2.0%	2022	248,990	254,990
Total debt denominated in foreign currency:				73,462,114	77,032,009
Debt denominated in Mexican pesos:
Bonds	8.8%	8.8%	2016	4,500,000	4,669,200
Domestic senior notes	8.2%	9.0%	2037	10,700,000	7,366,960
Banks	7.6%	7.5%	2010	2,800,000	1,348,880
Total debt denominated in Mexican pesos				18,000,000	13,385,040
Total debt				91,462,114	90,417,049
Less short-term debt and current portion of long-term debt				12,282,260	9,040,821
Long-term debt				Ps. 79,179,854	Ps. 81,376,228

The above-mentioned rates are subject to market variances and do not include the effect of the Company's agreement to reimburse certain lenders for Mexican taxes withheld. The Company's weighted average cost of borrowed funds at December 31, 2007 (including interest, interest-rate swaps, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 6.9% (7.0% in 2006).

The Company's short-term debt at December 31, 2007 is Ps. 12,282,260 (Ps. 9,040,821 in 2006), which primarily includes Ps. 1,392,557 in bank debts (Ps. 2,896,974 in 2006) and bonds of Ps. 10,866,200 (Ps. 6,121,840 in 2006).

9. Long-term Debt (continued)

Bonds:

  On January 26, 2001, TELMEX issued a bond for Ps. 12,979,185 (US$ 1,000 million), maturing in January 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued a supplemental bond for Ps. 6,120,527 (US$ 500 million) with similar characteristics. In 2006, accrued interest on the notes was Ps. 72,855. In 2005, TELMEX repurchased a total Ps. 5,286,488 (US$ 431.6 million) (nominal amount) of these bonds. The difference between the repurchase price and the nominal amount is Ps. 193,162 (US$ 15.6 million), which was recognized in Comprehensive financing cost. In January 2006, the Company paid out the outstanding balance on the bond of Ps. 12,048,731 (US$ 1,068.4 million).

  On November 19, 2003, TELMEX issued a bond for Ps. 13,189,045 (US$ 1,000 million), that matures in 2008 and bears 4.5% annual interest payable semiannually. In 2007, accrued interest on the bond was Ps. 524,959 (Ps. 550,203 in 2006).

  On January 27, 2005, TELMEX made a bond placement of Ps. 16,348,066 (US$ 1,300 million) divided into two issuances of Ps. 8,174,033 (US$ 650 million) each. The first placement matures in 2010 and bears 4.75% annual interest and the second matures in 2015 and bears 5.5% annual interest. Interest is payable semi-annually. On February 22, 2005, such placements were reopened and the bonds issued were increased from Ps. 8,174,033 to Ps. 11,870,243 and Ps. 10,022,138, respectively (US$ 950 million and US$ 800 million, respectively). In 2007, accrued interest on the bonds that mature in 2010 aggregates Ps. 531,385 (Ps. 551,573 in 2006) and is Ps. 515,254 (Ps. 537,818 in 2006) on the bond that matures in 2015.

  On January 26, 2006, TELMEX made a bond placement abroad of Ps. 4,500,000 (nominal amount), which matures in 2016 and bears annual interest at the 8.75% rate. At December 31, 2007, accrued interest on the bond was Ps. 474,590 (Ps. 407,563 in 2006).

Syndicated loan:

In 2004, the Company entered into syndicated loan, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to Ps. 34,531,521 (US$ 3,000 million) structured into three tranches. The first tranch is for Ps. 14,963,659 (US$ 1,300 million) and has a three-year maturity. The second tranch is for Ps. 11,510,507 (US$ 1,000 million) and has a five-year maturity. The third tranch is for Ps. 8,057,355 (US$ 700 million) with a seven-year maturity. The balance of these loans at December 31, 2007 is included under Banks (U.S. dollar denominated liabilities).

On June 30, 2006, TELMEX entered into a syndicated loan agreement for Ps. 5,986,554 (US$ 500 million) structured into two tranches. Each of the two tranches is for Ps. 2,993,277 (US$ 250 million), and has a four-year and six-year maturity, respectively.

9. Long-term Debt (continued)

Domestic senior notes ("Certificados Bursátiles"):

At December 31, 2006, TELMEX has placed domestic senior notes ("certificados bursátiles") for a total of Ps. 7,450,000 under the program authorized by the NBSC in 2001; the balance at such date is Ps. 6,848,160 (Ps. 6,600,000 nominal amount). During 2007, Ps. 5,900,000 (nominal amount) of such placement was paid out and consequently, the balance at December 31, 2007 is Ps. 700,000. The term of such program ended in April, 2004 and TELMEX is now only paying out the outstanding balances of the previously placed instruments.

On September 30, 2005, TELMEX obtained authorization from the NBSC to place long-term domestic senior notes for Ps. 10,000,000 (nominal amount). At December 31, 2006, TELMEX has placed domestic senior notes for a total amount of Ps. 518,800 (Ps. 500,000 nominal amount) under this program and at December 31 2007, domestic senior notes were issued for the total amount authorized under such program.

Lines of credit:

At December 31, 2007, TELMEX has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit totaled approximately Ps. 1,784,840 (US$ 164.2 million), with a floating rate of approximately the London Interbank Offered Rate (LIBOR) plus 30 basis points.

Prepaid debt:

During 2007, TELMEX prepaid a portion of its debt with a number of financial institutions of approximately Ps. 2,596,637 (approximately US$ 239.1 million) for which it paid Ps. 1,861 (US$ 171) as a prepayment premium that is included under comprehensive cost of financing.

Restrictions:

The above-mentioned debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of a large number of assets, among others. At December 31, 2007, the Company has complied with such restrictive covenants.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

9. Long-term Debt (continued)

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2007 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2007 (in units)	Equivalent in Mexican pesos
U.S. dollar	6,737,694	Ps. 10.8662	Ps. 73,213,124
Euros	15,682	15.8766	248,990
Total			Ps. 73,462,114

Long-term debt maturities at December 31, 2007 are as follows:

Years	Amount
2009	Ps. 15,926,023
2010	16,302,306
2011	11,829,066
2012	10,459,446
2013 and thereafter	24,663,013
Total	Ps. 79,179,854

Hedges:

At December 31, 2007 and 2006, the financial instruments contracted by the Company are as follows:

	2007		2006
	Notional amount	Fair value	Notional amount	Fair value
Financial instrument	(in millions)		(in millions)
Interest-rate swaps in pesos	Ps. 23,752	Ps. (82)	Ps. 31,952	Ps. (1,510)
Interest-rate swaps in dollars	US$ 1,150	123	US$ 1,050	445
Interest-rate swaps in dollars	US$ 1,050	(72)	US$ 1,050	(291)
Cross currency swaps	US$ 3,420	1,198	US$ 2,250	794
Cross currency coupon swaps	US$ 300	(260)
Forwards dollar-peso	US$ 3,160	(216)	US$ 4,255	(790)
Total		Ps. 691		Ps. (1,352)

As part of its currency hedging strategy, during 2007, the Company entered into short-term exchange hedges which, at December 31, 2007, cover liabilities of Ps. 34,331,759 million (US$ 3,160 million) (Ps. 48,015,203 or US$ 4,255 million in 2006). In 2007, the Company recognized a charge of Ps. 578,926 (credit of Ps. 51,925 in 2006) to results of operations for these hedges corresponding to variances in their fair value.

9. Long-term Debt (continued)

In 2007, the Company also entered into cross currency swaps that cover liabilities of Ps. 37,162,404 (US$ 3,420 million) (Ps. 25,389,942 or US$ 2,250 million in 2006). The Company recognized a credit of Ps. 93,087 (charge of Ps. 79,324 in 2006) as a result of the operations for these swaps corresponding to variances in their fair value.

To offset its exposure to financial risks related to the variable-yield debt, the Company entered into interest-rate swaps. Under these contracts, the Company agreed to receive fixed 28-day Mexican Weighted Interbank Rate (TIIE). The difference between the market interest rate and the rates contracted under the swaps was recorded in results of operations.

At December 31, 2007, the Company had interest-rate swaps for a total base amount of Ps. 23,752,125 (nominal amount). The Company also had interest-rate swaps for a total base amount of Ps. 12,496,130 (US$ 1,150 million), paying fixed rates and receiving a six-month LIBOR rate, and of Ps. 11,409,510 (US$ 1,050 million) under which it pays a six-month LIBOR rate and receives a fixed rate. At December 31, 2006, the Company had interest-rate swaps for a total base amount of Ps. 31,952,125 (nominal amount) and Ps. 11,848,640 (US$ 1,050 million), paying fixed rates and receiving a six-month LIBOR rate, and of Ps. 11,848,640 (US$ 1,050 million) under which it pays a six-month LIBOR rate and receives a fixed rate. During 2007, the Company also entered into cross currency coupon swaps that cover interest rate flows of Ps. 3,259,860 (US$ 300 million). At December 31, 2007, the Company recognized a net expense for these swaps in comprehensive financing cost of Ps. 940,921 (Ps. 750,774 in 2006). In 2007, the Company also replaced some of its Mexican peso-denominated hedges, recognizing a charge to comprehensive financing cost of Ps. 267,047.

10. Deferred Credits

Deferred credits consist of the following at December 31, 2007 and 2006:

	2007	2006
Advance billings	Ps. 1,288,148	Ps. 1,258,275
Advances from subscribers and others	33,341	30,208
Total	Ps. 1,321,489	Ps. 1,288,483

11. Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31
	2007	2006
Suppliers	Ps. 6,662,440	Ps. 5,572,279
Sundry creditors	3,151,513	3,457,427
Link-up services	12,436	14,589
Related parties	2,373,795	2,553,453
Interest payable	1,142,003	1,869,339
Provision for other contractual employee benefits	1,151,700	1,131,334
Provision for vacations	1,256,783	1,234,716
Other	1,201,811	2,884,505
	Ps. 16,952,481	Ps. 18,717,642

The activity in the principal liability provisions for the years ended December 31, 2007 and 2006 is as follows:

Provision for other contractual employee benefits:
	2007	2006
Beginning balance at January 1	Ps. 1,131,334	Ps. 1,226,045
Increase through charge to expenses	3,434,180	3,690,215
Charges to provision	(3,371,492)	(3,738,313)
Monetary position	(42,322)	(46,613)
Ending balance at December 31	Ps. 1,151,700	Ps. 1,131,334

Provision for vacations:
	2007	2006
Beginning balance at January 1	Ps. 1,234,716	Ps. 1,233,780
Increase through charge to expenses	2,690,063	2,600,485
Charges to provision	(2,621,810)	(2,550,372)
Monetary position	(46,186)	(49,177)
Ending balance at December 31	Ps. 1,256,783	Ps. 1,234,716

12. Foreign Currency Position and Transactions

a) At December 31, 2007 and 2006, the Company had the following foreign-currency denominated assets and liabilities:

	Foreign currency in millions
	2007	Exchange rate at December 31, 2007	2006	Exchange rate at December 31, 2006
Assets:
U.S. dollars	202	Ps. 10.87	436	Ps. 10.88
Liabilities:
U.S. dollars	7,028	10.87	7,005	10.88
Euro	16	15.88	17	14.32

At March 11, 2007, exchange rates are as follows:

Currency	Exchange rate
U.S. dollars	Ps. 10.84
Euro	16.71

b) In the years ended December 31, 2007 and 2006, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	(millions of dollars)
	2007	2006
Revenue	US$ 492	US$ 432
Operating costs and expenses	335	262
Interest income	4	12
Interest paid	393	357

13. Commitments and Contingencies

Commitments

At December 31, 2007, TELMEX has non-cancelable commitments of Ps. 7,539,472 (Ps. 8,530,674 in 2006) for the purchase of equipment. Payments made under the related purchase agreements aggregated Ps. 5,482,022 in 2007 and Ps. 4,533,443 in 2006.

13. Commitments and Contingencies (continued)

Contingencies

a) On December 4, 1997, the Federal Commission of Economic Competition (COFECO) issued a preliminary ruling declaring that Teléfonos de México, S.A. de C.V. exercises substantial power over what it referred to as five telecommunications markets. Teléfonos de México, S.A.B. de C.V. filed an appeal against such ruling and refuted the final ruling issued by the COFECO on February 19, 1998. After several judicial instances and rulings, the plenary meeting of the COFECO issued a ruling dated February 23, 2007, in which it revoked and ordered that the file be closed.

b) In December 1995, a competitor that provides cellular telephone services reported Teléfonos de México, S.A.B. de C.V. to the COFECO for alleged monopolistic practices and undue concentration.

In July 2001, the COFECO ruled that Teléfonos de México, S.A.B. de C.V. was responsible for monopolistic practices and undue concentration. Teléfonos de México, S.A.B. de C.V. filed an appeal for reconsideration against the ruling, but the appeal was declared unfounded and the ruling confirmed.

The respective defense against the confirmation of the ruling has been filed with the Federal Court of Justice for Tax and Administrative Matters.

c) On November 22, 2005, the COFETEL issued a resolution in which it determined the guidelines that must be followed by TELMEX in making changes to local service areas. Teléfonos de México, S.A.B. de C.V. filed a motion for review first with the COFETEL and then with the Federal Court of Justice for Tax and Administrative Matters, which granted the Company a temporary reprieve against the ruling in dispute. This case is still open and the Company will continue to defend itself in the matter, since management's opinion is that the guidelines issued by the authority violate the law.

Also, since the Company was granted the temporary reprieve, all acts or processes arising from the resolution regarding the guidelines have suspended (including the three resolutions through which the COFETEL ordered the consolidation of local service areas) until the court issues a final ruling.

d) Between November 2007 and February 2008, the COFECO initiated inquests of the Company's possible substantial control in the following five areas: (i) calling party pays and domestic calling party pays programs; (ii) termination of public commuted traffic; (iii) sourcing of public commuted traffic; (iv) local transit services; and (v) leasing of lines or circuits. There are also two on-going investigations for alleged monopolistic practices regarding the broad-band Internet access service market for domestic residential customers and in the fixed network interconnection services markets.

13. Commitments and Contingencies (continued)

As a result of COFECO's on-going investigations, Teléfonos de México, S.A.B. de C.V. could be deemed by the agency to exercise substantial power over these relevant markets and the COFECO then might issue a statement of dominance. Consequently, through proceedings conducted with COFETEL, Teléfonos de México, S.A.B. de C.V. would receive specific instructions from the COFECO regarding rates and the quality of services and information and, if applicable, the Company could be fined.

Notwithstanding the fact that the arguments of Teléfonos de México, S.A.B. de C.V. are considered to be founded, the Company's in-house and external lawyers handling the above-mentioned cases consider that given the legal nature of these matters, there is no certainty that the Company will receive favorable rulings.

e) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A.B. de C.V. owed a total of approximately Ps. 330,000 (historical amount) in taxes, fines, surcharges and restatements at July 2, 2003. Teléfonos de México, S.A.B. de C.V. filed an appeal with the Federal Court of Justice for Tax and Administrative Matters, and in accordance with Mexican law, by means of a bank trust, the Company guaranteed payment of such tax liability through July 19, 2008. The Company's external lawyers who are handling this matter are of the opinion that although the Company's appeal is well founded, there is no guarantee that it will prevail.

f) In accordance with Mexican law, after the split-up, Teléfonos de México, S.A.B. de C.V. shall be severally liable for all of the obligations transferred to Telmex Internacional, S.A.B. de C.V. for a three-year period as of December 21, 2007, which is the date on which the stockholders approved the split-up. This responsibility, however, does not cover obligations with those creditors who have granted their express authorization to the transfer of their collection rights, thus relieving Teléfonos de México, S.A.B. de C.V. from these liabilities.

14. Related Parties

a) In the years ended December 31, 2007 and 2006, the most important transactions with related parties are as follows:

	2007	2006
Investment and expenses:
Purchase of materials, inventories and fixed assets (1)	Ps. 3,928,422	Ps. 5,609,050
Payment of insurance premiums and fees for administrative and operating services, security trading and others (2)	5,271,697	5,301,090
Interconnection under the "Calling Party Pays" program (3)	12,810,940	9,255,932
Cost of termination of international calls (6)	612,594	313,015
Revenues:
Sale of materials and other services (4)	1,597,464	1,490,002
Sale of long-distance and other telecommunications services (5)	5,788,157	5,605,463
Revenues from termination of international calls (6)	1,920,392	1,244,983

(1) Includes Ps. 2,824,739 in 2007 (Ps. 4,451,279 in 2006) for purchase of network construction services and material from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control of Carso Global Telecom, the company that controls Teléfonos de México, S.A.B. de C.V.

(2) Includes Ps. 1,216,067 in 2007 (Ps. 1,346,539 in 2006) for network maintenance services from a subsidiary of Carso Group; Ps. 847,605 in 2007 (Ps. 786,060 in 2006) for services received from a subsidiary of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. (IDEAL); Ps. 1,658,084 in 2007 (Ps. 1,685,486 in 2006) for the preparation and distribution of telephone directories paid to the subsidiaries of Telmex Internacional; Ps. 431,074 in 2007 (Ps. 458,097 in 2006) for insurance premiums paid to Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; and Ps. 93,162 in 2007 (Ps. 66,305 in 2006) for security trading fees paid to Inversora Bursátil, S.A. (Inversora), as well as Ps. 571,544 in 2007 (Ps. 441,265 in 2006) for fees paid for administrative and operating services to technology partners (AT&T and Carso Global Telecom). Carso Group, IDEAL, Telmex Internacional, Seguros and Inversora are entities under common control of Carso Global Telecom.

(3) Interconnection expenses under the "Calling Party Pays" program; outgoing calls from a fixed lined telephone to a cellular telephone paid to a subsidiary of América Móvil. América Móvil is an entity under common control with Carso Global Telecom.

(4) Includes Ps. 253,095 in 2007 (Ps. 358,402 in 2006) for the sale of materials and other services rendered to subsidiaries of Carso Group; Ps. 335,480 in 2007 (Ps. 289,847 in 2006) for billing and collection services rendered to a subsidiary of Grupo Financiero Inbursa; Ps. 494,948 in 2007 (Ps. 426,402 in 2006) for billing and collection services rendered to subsidiaries of Telmex Internacional; and Ps. 439,660 (Ps. 345,756 in 2006) for property leases and other services rendered to subsidiaries of América Móvil.

14. Related Parties (continued)

(5) Includes Ps. 4,662,247 in 2007 (Ps. 4,396,648 in 2006) for revenues invoiced to a subsidiary of América Móvil for the rental of circuits and long-distance services.

(6) Includes costs and revenues with the companies of AT&T, as well as with the subsidiaries of América Móvil and Telmex Internacional.

b) At December 31, 2007, TELMEX had net amounts due to a subsidiary of the Carso Group and a subsidiary of América Móvil of Ps. 257,610 and Ps. 1,247,415 respectively, (Ps. 434,915 and Ps. 1,147,363 , respectively, in 2006). The Company also had net amounts due to certain AT&T companies and a subsidiary of América Móvil of Ps. 235,284 (Ps. 329,246 in 2006) and Ps. 212,647, respectively.

c) The companies mentioned in this note are considered to be related parties, since the Company's main stockholders are also, directly or indirectly, stockholders in such companies. Carso Global Telecom holds the majority of the Company's voting shares. AT&T is a minority stockholder of the Company.

d) An analysis of employee benefits granted to the Company's key managers or relevant directors is as follows:

	2007	2006
Short- and long-term direct benefits	Ps. 57,421	Ps. 56,504
Post-retirement benefits	2,536	2,403
Total	Ps. 59,957	Ps. 58,907

15. Stockholders' Equity

a) At an extraordinary meeting held on December 5, 2006, based on the requirements of the Securities Trading Act in force, the stockholders approved to amend the Company's bylaws, primarily to modify the integration, organization and functioning of its corporate bodies. In this regard, several resolutions derived from the approved changes were adopted and are related to: i) the exchange of certain series of shares that in due time must be carried out; ii) changes to the corporate powers previously conferred to the Board; iii) the functioning of the Board of Directors, the Corporate Practices Committee and the Audit Committee under their current structures; iv) the appointment and ratification of the President of the Corporate Practices Committee and of the President of the Audit Committee; and v) the revocation of the appointments of the Statutory Auditor and the Alternate Statutory Auditor. Also as per the provisions of Securities Trading Act, the stockholders resolved to modify the relevant clause in the Company's bylaws to change its business name to Teléfonos de México, Sociedad Anónima Bursátil de Capital Variable (or its abbreviation, S.A.B. de C.V.).

15. Stockholders' Equity (continued)

As mentioned in Note 2, at an extraordinary meeting held on December 21, 2007, the stockholders of TELMEX approved the split-up of the Latin American subsidiary entities, as well as the Company's yellow pages business. After the split-up took effect and TELMEX made the contribution to Telmex Internacional, the capital stock of TELMEX was represented by the same number of shares of the three series, with no change in the number of shares that represent capital.

b) At December 31, 2007, capital stock is represented by 19,360 million common shares issued and outstanding with no par value, representing the Company's fixed capital (Ps. 20,203 million in 2006). An analysis is as follows:

	2007	2006
8,115 million Series "AA" shares	Ps. 5,569,721	Ps. 16,125,189
430 million Series "A" shares (446 in 2006)	345,936	1,038,553
10,815 million Series "L" shares with limited voting rights (11,642 in 2006)	3,486,904	10,847,592
Total	Ps. 9,402,561	Ps. 28,011,334

The Company's historical capital stock at December 31, 2007 and 2006 was Ps. 83,590 and Ps. 252,539, respectively.

Series "AA" shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the common shares. Common Series "A" shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series "AA" and "A" shares combined may not represent more than 51% of capital stock. The combined number of Series "L" shares, which have limited voting rights and may be freely subscribed, and Series "A" shares may not exceed 80% of capital stock.

Voting rights

Each common Series "AA" and "A" shares entitle the holder to one vote at general stockholders' meetings. Each series "L" shares entitles the holder to one vote at all stockholders' meetings in which holders of Series "L" share are authorized to vote. According to the Bylaws' Clause Eighth, Series "L" shares will have only the right to vote to designate two directors to the board of directors and their corresponding alternate directors, and on the following matters:

15. Stockholders' Equity (continued)

  The transformation of the corporation from one type of company to another;

  Any merger in which the corporation is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of the corporation; and

  Cancellation of the registration of the shares issued by the Company in the securities or special sections of the National Registry of Securities and in other foreign stock exchanges in which they are registered;

Resolutions adopted in extraordinary stockholders' meetings related to any of the matters on which the Series "L" shares are entitled to vote will also be required to receive a majority vote of Series "AA" and Series "A" shareholders in order to be valid.

Under Mexican law, holders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the holders of that particular series and holders of 20% or more of all outstanding shares would be entitled to request judicial relief against any such action taken without such a vote. Determining whether a proposal requires the vote by the holders of Series "L" under such basis would initially be made by the board of directors or by any other party that calls a stockholders' meeting to decide on the proposal. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

c) In 1994, the Company initiated a program to purchase its own shares. A charge is made to retained earnings for the excess cost of the shares purchased over the percentage of capital stock represented by the shares acquired.

At a regular meeting held on April 27, 2007, the stockholders approved an increase of Ps. 15,000,000 (historical), in the total authorized historical amount to be used by the Company to acquire its own shares, bringing the total maximum amount to be used for this purpose to Ps. 23,046,597 (historical).

In 2007, the Company acquired 839.9 million Series "L" shares for Ps. 15,729,975 (historical cost of Ps. 15,423,889) and 2.8 million Series "A" shares for Ps. 52,864 (historical cost of Ps. 51,902).

In 2006, the Company acquired 1,838.0 million Series "L" shares for Ps. 24,629,704 (historical cost of Ps. 23,092,355) and 3.9 million Series "A" shares for Ps. 54,082 (historical cost of Ps. 50,682).

15. Stockholders' Equity (continued)

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

e) At December 31, 2007, the caption "Other accumulated comprehensive income items" includes the deficit from the restatement of stockholders' equity, the effect of valuation to market valuation of swaps net of deferred taxes and the effect of translation of foreign entities of (Ps. 78,719,991), Ps. 535,119 and (Ps. 637,979), respectively (deficit from restatement of stockholders' equity, the effect of valuation to market valuation of swaps net of deferred taxes and the effect of translation of foreign entities of (Ps. 83,869,501), Ps. 36,030 and Ps. 19,107,604, respectively in 2006).

16. Income Tax, Asset Tax, Flat Rate Business Tax and Employee Profit Sharing

a) The Ministry of Finance and Public Credit authorized Teléfonos de México, S.A.B. de C.V. to consolidate the group tax returns effective January 1, 1995. Instituto Tecnológico de Teléfonos de México, S.C. and the Mexican subsidiaries acquired during the year are excluded from this tax consolidation

On November 1, 2004, the Ministry of Finance and Public Credit authorized the transfer of the tax consolidation of Teléfonos de México, S.A.B. de C.V. to that of Carso Global Telecom (controlling company of TELMEX), staring in 2005 and in conformity with the Mexican Income Tax Law. However, such transfer does not result in the tax deconsolidation of Teléfonos de México, S.A.B. de C.V. or its subsidiaries, or in their ceasing to consolidate for tax purposes.

b) As of January 1, 2007, asset tax rate is payable at 1.25% of the average value of most assets net of certain liabilities. Through December 31, 2006, asset tax was payable at the 1.8% rate on the average value of most assets net of certain liabilities. Asset tax for the years ended December 31, 2007 and 2006 was Ps. 1,838,181 and Ps. 725,658, respectively. Such amounts were remitted through the crediting of income tax paid in both years.

c) The Flat Rate Business Tax Law (FRBT) was published on October 1, 2007. This Law will come into force as of January 1, 2008 and abolish the Asset Tax Law.

Current-year FRBT is computed by applying the 17.5% (16.5% in 2008 and 17% in 2009) rate to income determined on the basis of cash flows, net of authorized credits.

16. Income Tax, Asset Tax, Flat Rate Business Tax and Employee Profit Sharing (continued)

When a negative FRBT base is determined because deductions exceed taxable income, there will be no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT of subsequent ten periods.

FRBT credits derive mainly from the unamortized negative FRBT base, salary credits and social security contributions, as well as credits derived from the deduction of certain investments, such as inventories and fixed assets, during the transition period starting on the date on which the FRBT came into force.

FRBT shall be payable only to the extent it exceeds income tax for the same period. In other words, to determine FRBT payable, income tax paid in a given period shall first be subtracted from the FRBT of the same period and the difference shall be the FRBT payable.

Based on tax result projections, the Company considers that it will not be subject to the payment of FRBT in the following years.

d) An analysis of income tax provisions is as follows:
	2007	2006
Current year income tax	Ps. 10,411,963	Ps. 12,522,159
Deferred tax, net of related monetary position gain of Ps. 744,406 (Ps. 766,101 in 2006)	1,206,747	(333,124)
Total	Ps. 11,618,710	Ps. 12,189,035

On December 1, 2004, an annual gradual decrease in the 33% corporate income tax rate was approved to 29% in 2006 and 28% in 2007 and succeeding years. A reconciliation of the statutory corporate income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2007%	2006%
Statutory income tax rate	28.0	29.0
Depreciation		(2.2)
Financial cost	0.3	0.1
Employee profit sharing	0.1	0.1
Social security benefits	1.1	1.1
Other	(0.8)	2.4
Effective income tax rate	28.7	30.5

16. Income Tax, Asset Tax, Flat Rate Business Tax and Employee Profit Sharing (continued)

At December 31, 2007 and 2006, the Company recognized temporary items that gave rise to deferred taxes as follows:
	2007	2006
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	Ps. 495,246	Ps. 518,935
Tax losses	6,851	81,460
Advance billings	416,980	355,169
Liability provisions	963,942	852,986
Employee profit sharing	786,677	835,204
Financial instruments		63,156
	2,669,696	2,706,910
Deferred tax liabilities:
Fixed assets	(15,777,011)	(13,052,049)
Inventories	(97,529)	(193,903)
Licenses	(113,219)	(124,416)
Pensions	(4,325,241)	(5,546,093)
Prepaid expenses	(302,572)	(390,772)
Financial instruments	(371,166)
	(20,986,738)	(19,307,233)
Net deferred tax liability	Ps. (18,317,042)	Ps. (16,600,323)

e) The Company is subject to payment of employee profit sharing (in Mexico) in addition to its contractual compensations and benefits. In 2007 and 2006, employee profit sharing was computed at 10% of tax results, excluding the inflationary component and the restatement of depreciation expense.

The Company recognizes deferred employee profit sharing of the year, since as of 2006, companies are permitted to deduct employee profit sharing from the income tax base at the time employees are paid.

f) At December 31, 2007, the balance of the restated contributed capital account (CUCA) and the net tax profit account (CUFIN) was Ps. 10,526,355 and Ps. 19,303,767, respectively. These amounts correspond to Teléfonos de México, S.A.B. de C.V. on an individual basis.

17. Segments

Subsequent to the split-up mentioned in Note 2, TELMEX primarily operates in two segments: local and long-distance telephone service. Local telephone service corresponds to fixed-line local service. Long-distance service corresponds to domestic and international service. Others segments include long-distance calls made from public and rural telephones, corporate networks, Internet and other services. Additional information related to the Company's operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(In millions of Mexican pesos with purchasing power at December 31, 2007)
	Local service	Long-distance	Other segments, adjustments and eliminations	Consolidated total
December 31, 2007
Revenues:
External revenues	Ps. 76,151	Ps. 31,032	Ps. 23,585	Ps. 130,768
Intersegment revenues	10,438		(10,438)
Depreciation and amortization	11,901	2,331	4,193	18,425
Operating income	23,233	8,695	11,956	43,884
Segment assets	283,463	53,766	54,852	392,081

December 31, 2006
Revenues:
External revenues	Ps. 78,824	Ps. 27,522	Ps. 23,409	Ps. 129,755
Intersegment revenues	10,551		(10,551)
Depreciation and amortization	12,424	2,471	3,816	18,711
Operating income	25,078	8,875	12,311	46,264
Segment assets	276,796	54,108	51,358	382,262

Inter-segmental transactions are reported at market value. Employee profit sharing, other net income, comprehensive result of financing, equity investment and the income tax provision are not allocated to each segment, as they are handled at corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Judged information

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	112,534,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	769,595,000	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A. de C.V.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	5,296,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Judged information

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	502,419
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	80,020,000	21.77	80,020	101,837
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	110,916
TM and MS, LLC	Internet portal (Prodigy MSN)	1	50.00	29,621	99,191
Eidon Software, S.A. de C.V.	Software development	35,567,911	22.74	35,568	67,499

TOTAL INVESTMENT IN ASSOCIATES				1,303,747	881,862
OTHER PERMANENT INVESTMENTS					214,624
T O T A L				1,303,747	1,096,486

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature Date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	11/05/2001	22/04/2009	5.15	0	0	0	0	0	0	0	21,786	5,690	0	0	0
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/07/2011	4.90	0	0	0	0	0	0	0	33,685	33,685	33,685	33,684	0
JAPAN BANK INT. COOP. (1)	Y	27/03/2003	10/10/2009	5.48	0	0	0	0	0	0	0	931,407	931,407	0	0	0
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/2007	15/01/2016	4.95	0	0	0	0	0	0	0	362,214	362,214	362,214	362,214	1,629,897
NATIXIS (3)	Y	28/02/1986	31/03/2022	2.00	0	0	0	0	0	0	0	23,503	23,503	23,503	23,503	154,978
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (3)	N/A	20/02/2007	22/02/2010	7.36	0	0	0	1,500,000	0	0	0	0	0	0	0	0
BBVA BANCOMER (4)	N/A	26/02/2007	26/02/2010	7.88	0	0	0	1,300,000	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2010	4.90	0	0	0	0	0	0	0	0	0	2,716,550	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2012	4.95	0	0	0	0	0	0	0	0	0	0	0	2,716,550
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2009	4.90	0	0	0	0	0	0	0	0	14,126,060	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2011	4.95	0	0	0	0	0	0	0	0	0	0	10,866,200	0
CITIBANK, N.A. (2)	Y	11/08/2006	11/08/2013	5.03	0	0	0	0	0	0	0	0	0	0	0	7,606,340
CISCO SYSTEMS (3)	Y	25/04/2007	22/04/2012	4.50	0	0	0	0	0	0	0	43,465	43,465	43,465	43,465	21,732

OTHER
TOTAL BANKS					0	0	0	2,800,000	0	0	0	1,416,060	15,526,024	3,179,417	11,329,066	12,129,497

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-3-4(3)	N/A	31/05/2002	31/05/2012	10.14	0	0	400,000	0	0	300,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/2006	15/09/2011	7.97	0	0	0	0	500,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/2007	16/03/2037	8.36	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/2007	16/04/2012	7.83	0	0	0	0	0	4,500,000	0	0	0	0	0	0
4 1/2 SENIOR NOTES (3)	Y	19/11/2003	19/11/2008	4.50	0	0	0	0	0	0	0	10,866,200	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/2005	27/01/2015	5.50	0	0	0	0	0	0	0	0	0	0	0	8,692,960
4 3/4 SENIOR NOTES (3)	Y	27/01/2005	27/01/2010	4.75	0	0	0	0	0	0	0	0	0	10,322,890	0	0
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/2006	31/01/2016	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	400,000	0	500,000	14,300,000	0	10,866,200	0	10,322,890	0	8,692,960

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30) TOTAL

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST					0	18,273,970	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26) TOTAL					0	18,273,970	0	0	0	0	0	0	0	0	0	0

TOTAL					0	18,273,970	400,000	2,800,000	500,000	14,300,000	0	12,282,260	15,526,024	13,502,307	11,329,066	20,822,457

NOTES:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  Libor plus margin
  Libor plus margin
  Fixed Rate
  TIIE
  TIIE plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 4.5963 at December 31, 2007

- Libor at 3 months in US dollars is equivalent to 4.7025 at December 31, 2007

- TIIE at 28 days is equivalent to 7.9250 at December 31, 2007

- TIIE at 91 days is equivalent to 7.9900 at December 27, 2007

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2007 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	6,737,694	10.87
EURO (EUR)	15,682	15.88

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	202,373	2,199,021	0	0	2,199,021

LIABILITIES	7,028,380	76,371,783	22,949	249,364	76,621,147
SHORT-TERM LIABILITIES	1,418,842	15,417,421	2,197	23,873	15,441,294
LONG-TERM LIABILITIES	5,609,538	60,954,362	20,752	225,491	61,179,853

NET BALANCE	(6,826,007)	(74,172,762)	(22,949)	(249,364)	(74,422,126)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	10.87
EURO	15.88

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSETS (LIABILITIES) MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT ASSET (LIABILITIES)

JANUARY	39,083,633	106,804,261	67,720,628	0.50	338,603
FEBRUARY	39,747,487	104,755,373	65,007,886	0.30	195,024
MARCH	41,376,801	104,362,500	62,985,699	0.20	125,971
APRIL	40,785,947	110,361,353	69,575,406	0.03	20,873
MAY	50,522,200	115,730,698	65,208,498	(0.48)	(313,001)
JUNE	51,041,297	114,237,901	63,196,604	0.08	50,557
JULY	50,847,131	114,384,995	63,537,864	0.31	196,967
AUGUST	54,115,735	115,646,937	61,531,202	0.47	289,197
SEPTEMBER	57,557,407	116,785,788	59,228,381	0.82	485,673
OCTOBER	58,597,808	118,494,102	59,896,294	0.45	269,533
NOVEMBER	48,964,557	111,536,326	62,571,769	0.65	406,716
DECEMBER	47,651,580	110,668,282	63,016,702	0.36	226,860
RESTATEMENT	0	0	0	0.00	35,817
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	(5,634)
OTHER	0	0	0	0.00	189,929
TOTAL					2,513,085

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN					0

NOTE:

Telmex's policy applies Mexican National Consumer Prices Index (NCPI) estimated from January to November, and real for December.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Judged information

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31, 2007, the Company has complied with such restrictive covenants.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Judged information

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Judged information

Consolidated

Final printing

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RAW MATERIALS	MAIN SUPPLIERS	ORIGIN	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

Judged information

 Consolidated

Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	54,398,425	0
LONG DISTANCE SERVICE	0	22,907,445	0
INTERCONNECTION	0	22,603,534	0.0
CORPORATE NETWORKS	0	11,339,790	0.0
INTERNET	0	10,940,226	0.0
OTHERS	0	4,453,843	0.0
FOREIGN SALES
NET SETTLEMENT	0	3,498,520	0
LOCAL SERVICE	0	0	0
LONG DISTANCE SERVICE	0	621,222	0
INTERCONNECTION	0	211	0
CORPORATE NETWORKS	0	0	0
INTERNET	0	0	0
OTHERS	0	4,455	0
TOTAL		130,767,671

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

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-

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	3,498,520
CORPORATE NETWORKS	0	0
FOREIGN SUBSIDIARIES
NET SETTLEMENT	0	0
LOCAL SERVICE	0	0
LONG DISTANCE SERVICE	0	621,222
INTERCONNECTION	0	211
CORPORATE NETWORKS	0	0
INTERNET	0	0
OTHERS	0	4,455
TOTAL		4,124,408

--

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Judged information

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.0043	0	430,095,932	0	0	430,095,932	1,857	0
AA	0.0043	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.0043	0	10,815,705,456	0	0	10,815,705,456	46,698	0
TOTAL			19,360,397,470	0	8,114,596,082	11,245,801,388	83,590	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							19,360,397,470

NOTES:
The nominal value per share is $0.0043175625 MXN

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Judged information

Consolidated

Final printing

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ITEM	Thousand of Mexican Pesos
	4th. Quarter 07 Oct - Dec	% of Advance	Amount used 2007	Budget 2007	% of Advance

DATA	1,882,335	45.0	5,015,170	4,179,780	120.0
INTERNAL PLANT	288,243	34.9	600,377	825,964	72.7
NETWORKS	423,929	31.6	1,174,193	1,339,619	87.7
TRANSMISSION NETWORK	1,131,600	44.2	2,466,368	2,557,714	96.4
SYSTEMS	342,026	76.0	572,858	449,906	127.3
OTHERS	2,458,472	53.6	4,076,359	4,582,889	88.9
TELMEX USA	139,747	36.1	264,136	386,745	68.3

TOTAL INVESTMENT TELMEX MEXICO	6,666,352	46.5	14,169,461	14,322,617	98.9

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Judged information

Consolidated

Final printing

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Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign currency denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries and affiliates were translated into Mexican pesos, as follows:

The financial statements as reported by the foreign subsidiaries are adjusted to conform to Mexican Financial Reporting Standards, in their local currency, and are subsequently restated to local currency with purchasing power as of the balance sheet date, based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders' equity, are translated into Mexican pesos at the prevailing exchange rate at the end of the fiscal year; stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The restated amounts of the income statement are translated into Mexican pesos at the prevailing exchange rate at the end of the fiscal year being reported.

Exchange rate changes and the monetary position effect derived from intercompany monetary items are included in the consolidated income statements.

The difference resulting from the translation process is called "Effect of translation of foreign entities" and is included in stockholders' equity as part of the caption "Other comprehensive income items".

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Judged information

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO PARQUE VIA 190 - 10TH. FLOOR OFFICE 1001, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 51 52 55 45 55 50 jchico@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS SUPERVISOR

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER CO-CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT CALVARIO NUM 100 COL. TLALPAN 14000 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2007

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Judged information

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	ING.	JAIME	CHICO	PARDO

CO-CHAIRMAN	LIC.	CARLOS	SLIM	DOMIT
VICE CHAIRMAN	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	LIC.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINS JR.
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS
BOARD PROPIETORS (INDEPENDENT)	SR.	ERIC	BOYER

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	LIC.	ARTURO	ELIAS	AYUB
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	SRA.	ANGELES	ESPINOSA	YGLESIAS (deceased in Oct 2007)
BOARD ALTERNATES (INDEPENDENT)	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES (INDEPENDENT)	LIC.	CARLOS	BERNAL	VEREA
BOARD ALTERNATES (INDEPENDENT)	LIC.	FEDERICO	LAFFAN	FANO
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - Fourth Quarter 2007 (judged information).